File No.: 82-3667

6

AR/S
12-31-08

ces.

City e-Solutions Limited

ANNUAL REPORT 2008

Contents

Mission Statement

To invest in businesses with high growth potential so as to increase shareholder value



Chairman's Statement



Recognising business conditions will remain extremely challenging in 2009, the Board of Directors will adopt a very cautious business strategy and focus on its core competencies in hospitality related businesses and real estate investments.

On behalf of the Board of Directors, I am pleased to present the Group's results for the financial year ended 31 December 2008 ("FY2008").

The Group recorded an improvement in revenue to HK$122.5 million, an increase of HK$17.2 million or 16.4% from HK$105.3 million in the previous year. However, the Group recorded a net loss attributable to equity shareholders of the Company of HK$139.0 million as compared with a net profit attributable to equity shareholders of the Company of HK$14.1 million recorded in the previous year.

The volatile securities and foreign currency markets had negatively impacted the Group's FY2008 result. The Group recorded a net realised and unrealised loss of HK$47.6 million as a result of the revaluation of the Group's trading securities to fair value as at 31st December 2008 and a net realised and unrealised translation exchange loss of HK$58.9 million arising mainly from the Sterling Pound and Singapore Dollar denominated trading security and cash deposits. For the year under review, the Group received lower dividend and interest income and also had to account for trading and impairment losses related to MindChamps Holdings Pte. Ltd. ("MindChamps"), a 50%-owned entity engaged in the provision of educational services.

MindChamps contributed HK$46.9 million to the Group's revenue in FY2008, representing a year-over-year increase of 106.8%, mainly due to the fact that the investment had only been acquired in June 2007 and FY2008 was its first full year with the Group. However, the Group's net losses attributed to MindChamps amounted to HK$43.0 million for the year in review as compared with a profit of HK$2.3 million in the previous year. This was primarily caused by the operating loss in Hong Kong and impairment in the value of MindChamps' intellectual property. The Hong Kong operations commenced classes in July 2008 but did not meet expectations as student enrollments were adversely affected by the challenging economic climate. In view of the losses in FY2008 and the anticipated difficult trading environment ahead, the Board of Directors has adopted a valuation of the intellectual property of MindChamps based on conservative assumptions, resulting in the Group recording a total impairment loss of HK$37.3 million for the year under review.

Notwithstanding the challenges in the US hospitality industry, the Group, through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), traded profitably. The current recession in the US economy has caused most of Swan's hotels under management to record lower revenues and operating profits compared to the prior year. The decline in the managed hotels' operating results has in turn affected the management fees recorded by SWAN's hotel management business unit, Richfield. Management had prudently operated the business throughout the year in review to mitigate against the lower level of revenue. As at 31 December 2008, Richfield managed a portfolio of 28 hotels representing more than 5,700 rooms.

In FY 2008, the Group's 40% associate company, Tune Hospitality Investments FZCO ("Tune Hospitality"), established to develop and own a portfolio of "no-frills" Tune branded hotels, acquired or committed to acquire a total of eight sites; five in Malaysia and three in Indonesia. Construction work has started on the two Bali sites in Indonesia with completion expected by the end of 2009. The management of Tune Hospitality believes that the room demand in Bali remains healthy and it is feasible to proceed with both projects. However, due to potential adverse impact on consumer demand caused by the current economic recession, Tune

Hospitality has deemed it prudent to delay the development of the remaining sites. It has taken steps to minimise the holding costs while closely monitoring the economic impact on consumer demand.

Basic losses per share for the year under review was HK36.32 cents, calculated on the weighted average number of 382,692,688 ordinary shares in issue during the year. The Group's Net Tangible Assets per share decreased to HK$1.32 as at 31 December 2008 from HK$1.63 as at 31 December 2007. The Board is not proposing a final dividend for the year under review.

Prospects

The global economy is experiencing the sharpest and longest recession in many decades. Amidst this difficult period, the Board of Directors is conducting a strategic review of its current portfolio of investments. Recognising business conditions will remain extremely challenging in 2009, the Board of Directors will adopt a very cautious business strategy and focus on its core competencies in hospitality related businesses and real estate investments.

With the U.S. economy continuing to weaken, business fundamentals in the hospitality industry are expected to remain poor in 2009. Management of SWAN will adopt a cost-conscious approach towards managing its current businesses.

The focus for MindChamps in 2009 is to consolidate the operations of the core business which remains challenging due to widespread limitation on discretionary expenditure while growing the pre-school segment of the business. Two Pre-School franchises have recently opened, with more expected to open in the course of the year. The Board is undertaking a critical review of its investment in MindChamps and is considering the various options available to the Group.

Given the acutely challenging economic environment, it is unlikely that Tune Hospitality would develop the remaining sites in the course of 2009. However, since the average period to develop a Tune Hotel is only around nine months, Tune Hospitality will be able to react quickly to any signs of economic recovery. As a further step of prudence, the management of Tune Hospitality is exploring various alternatives for these sites including possible divestment to reduce its overall capital investment.

The Group continues to hold some trading securities while its cash reserves are in a basket of currencies. From time to time, there could be continued adjustments attributable to unrealised gains or losses arising from the fair value readjustments of the Group's trading securities and unrealised exchanges gains or losses on revaluation of foreign currency cash deposits.

As the global recession continues and the credit environment remains tight, investment opportunities may become available at attractive valuations. The Group still has significant cash reserves to capitalise on any such price dislocation that may arise in the current environment.

On behalf of the Board of Directors, I would like to thank our customers, business partners, shareholders, management and staff for their continued support during this past year.

KWEK LENG BENG
Chairman

23 February 2009



Financial Statistics Summary

Consolidated Income Statement

	The Group				
	2008 HK$'000	**2007 HK$'000**	**2006 HK$'000**	**2005 HK$'000**	**2004 HK$'000**
Turnover	**122,479**	105,254	79,010	84,518	72,147
(Loss)/Profit before taxation	**(131,168)**	18,695	74,581	7,370	27,354
Income tax	**(7,510)**	(2,488)	20,871	–	15
(Loss)/Profit for the year	**(138,678)**	16,207	95,452	7,370	27,369
Attributable to:					
Equity shareholders of the Company	**(138,991)**	14,091	90,152	5,392	26,519
Minority interests	**313**	2,116	5,300	1,978	850
(Loss)/Profit for the year	**(138,678)**	16,207	95,452	7,370	27,369
Dividends payable to equity shareholders of the Company attributable to the year:					
Final Dividend Proposed after the Balance Sheet Date	**–**	11,494	22,988	11,494	11,494
Basic (losses)/earnings per share (HK cents)	**(36.32)**	3.68	23.53	1.41	6.92

Balance Sheets

	The Group				
	2008 HK$'000	2007 HK$'000	2006 HK$'000	2005 HK$'000	2004 HK$'000
Plant and equipment	**7,612**	7,626	6,587	4,785	3,346
Intangible assets	**3,651**	39,032	302	343	407
Interest in an associate	**30,039**	10,045	–	–	–
Deferred tax assets	**12,940**	17,906	21,083	–	–
Current assets	**538,204**	674,114	694,649	637,290	643,772
Total Assets	**592,446**	**748,723**	**722,621**	**642,418**	**647,525**
Current liabilities	**(47,224)**	(50,509)	(20,271)	(24,596)	(25,248)
Total Assets less Current Liabilities	**545,222**	**698,214**	**702,350**	**617,822**	**622,277**
Net Assets	**545,222**	**698,214**	**702,350**	**617,822**	**622,277**
Capital and Reserves					
Share capital	**382,450**	383,126	383,126	383,126	383,126
Reserves	**127,044**	279,428	285,794	206,655	213,038
Total Equity Attributable to Equity Shareholders of the Company	**509,494**	**662,554**	**668,920**	**589,781**	**596,164**
Minority interests	**35,728**	35,660	33,430	28,041	26,113
Total Equity	**545,222**	**698,214**	**702,350**	**617,822**	**622,277**

Financial Highlights


2008
2007
HK$'000
800
600
400
200
0
-200
122,479
105,254
18,695
(131,168)
14,091
(138,991)
509,494
662,554
592,446
748,723
Turnover
(Loss)/Profit before taxation
(Loss)/Profit attributable to shareholders of the Company
Total share capital and reserves
Total assets

	2008	2007
Net tangible assets per share (HK$)	$1.32	$1.63
(Losses)/Earnings per share (HK cents)	(36.32) cents	3.68 cents

Corporate Information

Chairman and Managing Director
Kwek Leng Beng

Executive Directors
Kwek Leng Joo
Kwek Leng Peck
Gan Khai Choon
Lawrence Yip Wai Lam
Vincent Yeo Wee Eng

Directors
Wong Hong Ren
Chan Bernard Charnwut
Dr Lo Ka Shui
Lee Jackson @ Li Chik Sin
Teoh Teik Kee

Audit Committee
Lee Jackson @ Li Chik Sin
Chan Bernard Charnwut
Teoh Teik Kee

Remuneration Committee
Teoh Teik Kee
Lee Jackson @ Li Chik Sin
Vincent Yeo Wee Eng

Nomination Committee
Dr Lo Ka Shui
Teoh Teik Kee
Lee Jackson @ Li Chik Sin
Chan Bernard Charnwut
Vincent Yeo Wee Eng

Chief Executive Officer
Sherman Kwek Eik Tse

Company Secretary
Kwong Seung Chi Jimmy

Auditors
KPMG LLP
Public Accountants and Certified
Public Accountants
16 Raffles Quay #22-00
Hong Leong Building
Singapore 048581

Principal Banker
The Hongkong & Shanghai
Banking Corporation Limited

Registrars
Principal Registrar
Computershare Hong Kong
Investor Services Limited
Branch Registrar
Maples and Calder,
Cayman Islands
Principal Office
2803, 28th Floor
Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

Singapore Branch
36 Robinson Road
#04-01 City House
Singapore 068877

Business Address
390 Havelock Road
#02-01 King's Centre
Singapore 169662

Registered Office
C/o Maples and Calder
P.O. Box 309, Grand Cayman
Cayman Islands
British West Indies

Legal Advisors
Hong Kong
Iu, Lai & Li Solicitors & Notaries
Cayman Islands
Maples & Calder,
Attorneys-at-Law



Products and Services

The SWAN team offers a host of value-added services and expertise in all facets of hotel operation through its four business divisions: Richfield, Sceptre, Shield and Source.

SWAN Holdings Limited Group ("SWAN").

SWAN, a 'CES' 85%-owned subsidiary, is a multi-service company providing integrated and affordable solutions to the hospitality industry. SWAN can help hoteliers manage their properties smarter, more competitively, and more cost effectively, all under the banner of one comprehensive service company. The SWAN team offers a host of value-added services and expertise in all facets of hotel operation through its four business divisions: Richfield, Sceptre, Shield and Source.

Richfield Hospitality Services (Hotel Management)

Richfield is an established independent hotel management company. For over three decades, Richfield has successfully managed and skillfully developed a wide range of hotel assets. We have managed properties of all complexities including premier resorts, full service hotels and limited service properties. As at 31 December 2008, Richfield operated 28 hotels in the US representing in excess of 5,700 rooms under brand names from the leading hotel franchise companies including Hilton, Starwood, Intercontinental and Choice. We also operate several independent (non-brand affiliated) properties.

Every client's property benefits from our senior management's combined 140 years of experience and industry expertise. Each assignment begins by determining the needs of the owner. We review the property's prior performance, identify opportunities and assess challenges. Richfield then tailors the appropriate solution to deliver immediate visible improvement in the performance of the property.

With our resources, processes, systems, and technologies, our results consistently exceed clients' expectations. The result is increased profitability to the owner and an upgraded and enhanced experience for each guest. For the past 30 years, Richfield has revitalised over 250 properties, ranging from independent, boutique hotels to large, city center properties and virtually every industry brand. Richfield achieves superior operating results through intense focus on its strong commitment to guests, employees and owners. In managing these hotels, we fully utilise the strength of our company's resources and years of experience to increase the value of each property, making it better positioned in its market with increased profitability to the owner and an upgraded and enhanced experience for each guest.

Services offered by Richfield covers all aspects of hotel management including:

- Annual Business Planning
- Operations Improvement
- Sales & Marketing Consulting
- Revenue and Channel Management
- Management of Franchise Affiliation
- Human Resources Management
- Accounting and Budgeting

Consistent efforts to grow client relationships and maximise profitability of the hotels have culminated in the successful positioning of Richfield as a fundamental component of SWAN.

Sceptre Hospitality Resources (Reservation Distribution)

Sceptre is the hospitality industry's leading expert for online channel marketing and revenue/channel-management consulting. By increasing exposure of its client hotels throughout the various electronic channels and optimising its vast channel-marketing reach, Sceptre helps hotels to increase revenues and create greater brand awareness while improving asset value for owners and operators. By creating a customised, strategic e-distribution strategy for its partner hotels, Sceptre maximises sales production and marketing exposure through the various on-line channels and increases each hotel's presence throughout the global-distribution systems, the Internet and property direct sources. Sceptre's e-distribution power and expertise is unsurpassed, utilising state-of-the-art reservations technology and offering a strong commitment to customer service and support.

At Sceptre, we distinguish ourselves from our competitors by providing:

- **Hospitality Experts.** Our staff of professionals has an extensive industry background and can fully appreciate the needs of the clients.
- **Customer Service.** We provide focused support of each client to ensure maximum production from the various channels.
- **Monthly Account Analysis.** Each month, we analyse and review the performance of individual hotels and work with the client to ensure that revenue objectives are met.
- **Affordable Pricing.** With transaction-fixed pricing, the client will enjoy low costs without compromising support.
- **Flexibility.** Our electronic distribution channel can quickly address changes, meeting the needs of the most unique and discerning client.
- **Personalised Attention.** With a ratio of 50:1 clients to Strategic Distribution Managers, our clients' unique needs are immediately met.

Products and Services

The current portfolio of services includes

- Distribution Consulting and Analysis
- Electronic Marketing and Channel Management
- Global Distribution System Representation
- Website Booking Engine
- Private-label Voice Reservations
- Consortia RFP Submission Service

The combination of Sceptre's expert assistance, and its array of services and products, can greatly enhance its clients' abilities to achieve significant increases in reservations derived through the various electronic distribution channels.

Shield (Risk Management)

Shield provides risk management services to hotels. Recognising the unique risk profile of the hotel industry, Shield advises hotel management teams on how to lower its overall cost of insurance through pro-active programmes to mitigate risks at their hotels.

Source (Purchasing and Procurement)

Source delivers purchasing and procurement services to hotels with focus on delivering lower operating expenses to hotels and higher return on investments to owners. Source offers hoteliers significant cost savings and economies of scale through its extensive number of national account agreements which are organised to support specific areas of need within each hotel such as Food and Beverage, Rooms Operations, Engineering and Energy, Administrative, Furnishings, Fixtures, and Equipment.

Tune Hospitality Investments FZCO *("Tune Hospitality ")*

In July 2007, CES assumed a 40% stake in Tune Hospitality with a commitment to invest up to US$20 million as its share of the US$50 million Tune Hospitality requires to develop and own a chain of 25 to 30 "Tune" branded hotels across the countries in the ASEAN region. The other joint venture partners are Istithmar PJSC, the investment arm of Dubai World (40%) and Tune Hotels.com (20%). Tune Hotels.com is the owner of the brand and operator of the properties.

A "Tune" Hotel is a "no-frills" hotel targeted to meet the growing demand for affordable and consistent quality accommodation by the value conscious travellers in the South East Asian countries. Each "Tune" Hotel has approximately 100 to 200 rooms in prime city centre or beach front locations. Key elements of a "Tune" Hotel include a five star bed, electronic key card entry system and en-suite power shower in a space efficient room of approximately 11 square meters. Certain items such as air-conditioning, towels and bathroom amenities are available at minimal additional charges. Customers can enjoy rates as low as

US$3 per night by booking directly from the website: www.tunehotels.com. Most "Tune" Hotels will also offer a 24-hour convenience store and a popular branded food and beverage outlet in the lobby.

As at 31 December 2008, Tune Hospitality has commenced construction of 2 Tune branded hotels in Bali, Indonesia. These 2 hotels are expected to open in 4th quarter 2009.

MindChamps Holdings Pte. Ltd.

On 1 June 2007, CES acquired a 50% stake in MindChamps Holdings Pte. Ltd. ("MindChamps"). MindChamps is a mind development institute dedicated to developing the learning capacity of all young people – from pre-school to tertiary level. Students are trained in the art of learning how-to-learn and the development of their champion mindset.

MindChamps' programmes are designed to develop the love of learning in students, helping them to learn with active understanding and developing the confidence and mindset to achieve success in school and in life.

The key objectives of MindChamps' programmes are to make learning fun for the children, motivate them and instill a high level of confidence in them when approaching challenges in school. In addition, a vital part of the programmes is imbuing in the minds of the children a 'championship' mentality – a motivation to want to excel and to be a champion. These programmes are conducted over 20-30 weeks.

The first fully-owned MindChamps PreSchool™ was launched in May 2008 as an early childhood learning centre based on internationally-validated research. It uses carefully-designed, non-didactic instruction methods to empower children in both creativity and structured thinking. MindChamps PreSchool™ accepts children between the ages of 18 months to 6 years.

Financial Review

Group Performance

The Group recorded higher revenue of HK$122.5 million, an increase of HK$17.2 million or 16.4%, from HK$105.3 million in the previous year. However, the Group recorded a net loss attributable to the equity shareholders of the Company of HK$139.0 million as compared with a net profit attributable to the equity shareholders of the Company of HK$14.1 million recorded in the previous year.

The improvement in revenue can be attributed to the full 12-month revenue contribution by the education related services amounting to HK$46.8 million, an increase of HK$24.1 million or 106.6%, as compared with HK$22.7 million reported for the 7-month period in the previous year. There was also an additional revenue of HK$9.9 million from the sale of one unit of its residential property held for resale. The total increase in revenue of HK$34.0 million was partially offsetted by lower dividend and interest income and revenue from the hospitality related services, down by HK$13.0 million and HK$3.8 million respectively as compared with the previous year.

The Group's loss can be attributed mainly to the net realised and unrealised losses of HK$47.6 million, recorded as a result of remeasuring the Group's trading securities to fair value as at 31 December 2008 as compared with a lower net realised and unrealised losses of HK$16.1 million reported as at the end of the previous financial year-end, and net realised and unrealised translation exchange losses of HK$58.9 million arising mainly on the Sterling Pound and Singapore Dollar denominated cash deposits and trading security as compared with a net realised and unrealised gain of HK$8.7 million reported in the previous year, as well as lower dividend and interest income. In addition, the Group's net losses attributed to MindChamps amounted to HK$43.0 million for the year under review as compared with a profit of HK$2.3 million in the previous year. This was primarily caused by the operating loss in Hong Kong and a total impairment loss of HK$37.3 million on MindChamps' intellectual property for the year under review.

The current recession in the US economy has caused most of SWAN's hotels under management to record lower revenues and operating profits compared to the prior year. The Group's hospitality related services operating mainly in the US recorded lower trading revenue of HK$46.3 million, down by 5.1%, as compared with HK$48.8 million achieved in the previous year. Consequently, for the year under review, trading profit contribution from this business unit was lower at HK$7.9 million, down 26.0% as compared with HK$10.7 million recorded in the previous year.

The Group's 40% share of loss in Tune Hospitality amounted HK$1.1 million as compared with HK$2.5 million in the previous year.

The analysis of the Group's revenue and profit and loss from operations by business and geographical segments are set out in notes to the financial statements.

Financial Position

As at 31 December 2008, the Group's total assets stood at HK$592.4 million, decreased from HK$748.7 million as at 31 December 2007. The Group's net tangible asset ("NTA") per share was HK$1.32 as at 31 December 2008, lower by 19.0% from HK$1.63 as at 31 December 2007.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

Cash Flow and Borrowings

For the year under review, net cash generated from operations amounted to HK$2.6 million. The Group received total interest and dividend income of HK$14.9 million and paid a total dividend of HK$11.5 million to the shareholders of the Company. Consequently, net cash generated from operating activities amounted to HK$6.0 million.

The cash outflow from investing activities amounted to HK$29.4 million was mainly due to the loan extended to its associated company of HK$21.8 million and capital expenditure of HK$6.1 million respectively. During the year, HK$0.7 million was utilised to finance the Company's purchase of own shares on The Stock Exchange of Hong Kong Limited.

Accordingly, the net decrease in cash from operating, investing and financing activities of HK$24.1 million which together with an unfavourable exchange translation loss of HK$50.8 million resulted in lower Group's cash and cash equivalents of HK$438.9 million as at 31 December 2008, down from HK$513.8 million as at 31 December 2007.

The Group has no borrowings for the year under review.

Financial Review

Treasury Activities

Majority of the Group's cash is held in United States Dollar, Sterling Pound and Singapore Dollar cash deposits. The analysis of the Group's exposure to foreign currency risk is set out in notes to the financial statements. It is the Group's view to maximise returns to shareholders and hence a portion of its portfolio is held in various currencies. We will closely monitor the Group's exposure to currency movement and take the appropriate action when necessary.

Directors and Employees

As at 31 December 2008, the Group had a total of 51 employees excluding employees from MindChamps, up from 48 as at the end of the last financial year ended 31 December 2007. There were 128 employees from MindChamps as at 31 December 2008, up from 81 employees as at 31 December 2007.

The total payroll costs including the Group's 50% share of MindChamps for the year under review was HK$48.9 million as compared with HK$36.6 million in year 2007. The Group has a competitive wage and benefits package which are critical to maintaining a level of consistent and quality services.

Corporate Governance Report

(A) Corporate Governance Practices

The Directors and management are committed to maintaining high standards of corporate governance, in line with the principles set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") – "Code on Corporate Governance Practices" ("Appendix 14"). As good corporate governance, it is the intention of the Company to publish the Group's financial results quarterly.

A ***"Continuous Disclosure Obligation Procedures"*** (the "Procedures") dealing with the Company's obligations for continuous disclosure under the Listing Rules was adopted by the Company and an executive director, Mr. Lawrence Yip Wai Lam ("Mr. Yip"), had been appointed as the Designated Director to be responsible for the Procedures. In his role as Designated Director, Mr. Yip will consult with the Chairman of the Board, the Chief Executive Officer and members of the executive management team, including the Company's legal advisors, with regard to the Company's discharge of its continuous disclosure obligations.

In the opinion of the Directors, save as disclosed below, the Company has complied with Appendix 14 throughout the year under review.

Under the code provision E.1.2, the chairman of the board should attend the annual general meeting. However, for the annual general meeting held on 18 April 2008, our Chairman was unable to attend the meeting as he had to attend to an urgent matter. He appointed Mr. Gan Khai Choon to chair the meeting on his behalf.

(B) Directors' Securities Transactions

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules ("Model Code"). All directors have confirmed that they have complied with the Model Code throughout the year under review.

(C) Board Of Directors

The Board currently comprises 11 Directors, of which 6 are executive Directors, 2 are non-executive Directors and 3 are independent non-executive Directors. The members of the Board are as follows:

Executive Directors
Mr. Kwek Leng Beng (Chairman and Managing Director)
Mr. Vincent Yeo Wee Eng (Chief Executive Officer until 1 November 2008)
Mr. Kwek Leng Joo
Mr. Kwek Leng Peck
Mr. Gan Khai Choon
Mr. Lawrence Yip Wai Lam

Non-executive Directors
Mr. Wong Hong Ren
Mr. Chan Bernard Charnwut

Independent Non-executive Directors
Dr. Lo Ka Shui
Mr. Lee Jackson @ Li Chik Sin
Mr. Teoh Teik Kee

Corporate Governance Report

(C) Board Of Directors (Cont'd)

The biographical details of the Directors and Senior Management are contained in the Directors section of the Directors' Report.

The Company has received from each independent non-executive Director an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Company still considers such Directors to be independent.

The Board's primary functions are to set corporate policy and overall strategy for the Group and to provide effective oversight of the management of the Group's business and affairs. Apart from its statutory responsibilities, the Board also approves the strategic plans, key operational issues, investments and loans, reviews the financial performance of the Group and evaluates the performance and compensation of senior management. These functions are either carried out directly by the Board or through committees established by the Board.

A ***"Schedule of Matters Reserved for Decision by Board"*** (the "Schedule") has been adopted by the Company. The Board shall review the items in the Schedule on a periodic basis to ensure that they remain appropriate to the needs of the Group. The Directors, individually or as a group, are entitled to take independent professional advice, at the expense of the Company, in furtherance of their duties and in the event that circumstances warrant it. A ***"Guidelines for Seeking Independent Professional Advice"*** has been adopted by the Board.

The Company conducts regular scheduled Board meetings on a quarterly basis. Additional meetings are convened as and when circumstances warrant. The attendance of individual Directors at Board, Audit Committee and Remuneration Committee meetings in 2008, as well as the frequency of such meetings, is set out below:

		Audit	Remuneration
Name of Directors	**Board**	**Committee**	**Committee**
Executive Directors			
Mr. Kwek Leng Beng	4(4)		
Mr. Vincent Yeo Wee Eng	4(4)		1/1
Mr. Kwek Leng Joo	3(4)		
Mr. Kwek Leng Peck	3(4)		
Mr. Gan Khai Choon	4(4)		
Mr. Lawrence Yip Wai Lam	4(4)		
Non-executive Directors			
Mr. Wong Hong Ren	3(4)		
Mr. Chan Bernard Charnwut	2(4)	3/3	
Independent Non-executive Directors			
Dr. Lo Ka Shui	2(4)		
Mr. Lee Jackson @ Li Chik Sin	3(4)	3/3	1/1
Mr. Teoh Teik Kee	4(4)	2/3	1/1

The Nomination Committee had convened 1 meeting in 2008 to discuss the appointment of Mr. Sherman Kwek Eik Tse as Chief Executive Officer with effect from 1 November 2008.

(D) Chairman And Chief Executive Officer

The Chairman of the Board is Mr. Kwek Leng Beng while the Chief Executive Officer ("CEO") is Mr. Sherman Kwek Eik Tse appointed with effect from 1 November 2008 in place of Mr. Vincent Yeo Wee Eng who had stepped down. There is a clear division of responsibilities between the Chairman and the CEO, in that the Chairman bears primary responsibility for the workings of the Board, by ensuring its effective function, while the CEO bears executive responsibility for the Company's business, including management of the Company's day-to-day operations and implementation of key policies, procedures and business strategies approved by the Board.

(E) Non-executive Directors

The non-executive Directors were all appointed for a specific term of 3 years at the 2007 Annual General Meeting.

(F) Remuneration Committee ("RC")

The RC was established in May 2005 and comprises 2 independent non-executive Directors and 1 executive Director. The members of the RC are as follows:

Mr. Teoh Teik Kee	Chairman (Independent Non-executive)
Mr. Lee Jackson @ Li Chik Sin	Member (Independent Non-executive)
Mr. Vincent Yeo Wee Eng	Member (Executive)

The primary objective of the RC is to consider management recommendation, and determine the framework or broad policy for remuneration for the Directors and the senior key executives, including the chief executive officer of the Company. No Director or any of his associates may be involved in any decisions as to his own remuneration.

The duties of the RC also include:

(a) To review and recommend the criteria for assessing employee performance, which should reflect the Company's business objectives and targets; and

(b) To consider the annual performance bonus for executive Directors, Senior Management, and the general staff, having regard to their achievements against the performance criteria and by reference to market norms, and make recommendation to the Board.

The Company's remuneration policy comprises primarily a fixed component (in the form of a base salary) and a variable component (which includes bonus and share option grants), taking into account other factors, the individual performance, the performance of the Company and industry practices.

(G) Nomination Committee ("NC")

The NC was established in August 2005 and comprises 3 independent non-executive Directors, 1 non-executive Director and 1 executive Director. The members of the NC are as follows:

Dr. Lo Ka Shui	Chairman (Independent Non-executive)
Mr. Teoh Teik Kee	Member (Independent Non-executive)
Mr. Lee Jackson @ Li Chik Sin	Member (Independent Non-executive)
Mr. Chan Bernard Charnwut	Member (Non-executive)
Mr. Vincent Yeo Wee Eng	Member (Executive)

Corporate Governance Report

(G) Nomination Committee ("NC") (Cont'd)

The duties of the NC include:

(a) To review and monitor the structure, size and composition (including the skills, knowledge and experience) of the Board and make recommendations to the Board with regard to any proposed changes;
(b) To identify individuals suitably qualified to become Board members and select, or make recommendations to the Board on the selection of, individuals nominated for directorships.
(c) To assess the independence of Directors, having regard to the requirements under the Listing Rules; and
(d) To make recommendations to the Board on relevant matters relating to the appointment or re-appointment of Directors and succession planning for Directors in particular, the Chairman and the CEO.

(H) Auditors' Remuneration

The Group's external auditors are KPMG LLP, Singapore ("KPMG"). During the year under review, the Group has engaged KPMG (including any entity that is under common control, ownership or management with KPMG or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of KPMG nationally or internationally) to provide the following services and their respective fees charged are set out as below:

Type of services	Fees charges 2008 HK$'000	Fees charges 2007 HK$'000
Audit fee for the Group	**1,411**	1,030
Taxation services	**25**	17
Others	**746**	455
Total	**2,182**	**1,502**

(I) Audit Committee ("AC")

The Company has an AC which was established in compliance with Rule 3.21 of the Listing Rules for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The AC comprises 2 independent non-executive Directors and 1 non-executive Director of the Company. The members of the AC are as follows:

Mr. Lee Jackson @ Li Chik Sin	Chairman (Independent Non-executive)
Mr. Teoh Teik Kee	Member (Independent Non-executive)
Mr. Chan Bernard Charnwut	Member (Non-executive)

The principal responsibility of the AC is to assist the Board in maintaining a high standard of corporate governance, particularly by providing an independent review of the effectiveness of the Company's financial reporting process and material internal controls, including financial, operational, compliance and risk management controls. Other duties within its written terms of reference include:

(I) Audit Committee ("AC") (Cont'd)

(a) To review with management and, where appropriate, with the external auditors of the quarterly, half-year and annual financial statements before submission to the Board to ensure their completeness, accuracy and fairness;

(b) To review, on an annual basis, of the scope and results of the audit and the independence and objectivity of the external auditors; and

(c) To review the internal audit programme, ensure co-ordination between the internal and external auditors, and ensure that the internal audit function is adequately resourced and has appropriate standing within the Group.

In 2008, the AC held 3 meetings in February 2008, July 2008, and November 2008. In the meeting held in February 2008, the Annual Report and Audited Financial Statements for the year ended 31 December 2007 were reviewed together with the external auditors. In the July 2008 meeting, the Interim Financial Report for the 6 months ended 30 June 2008 was reviewed. In the November 2008 meeting, the Unaudited Financial Results for the 9 months ended 30 September 2008 were reviewed. The adequacy of internal control was also discussed in these meetings. The AC concluded that there were no major issues which the AC considered that the Board should be informed after the AC meetings.

(J) Financial Reporting

The Directors acknowledge that they are primarily responsible for the preparation of the financial statements which give a true and fair view and that appropriate accounting policies are selected and applied consistently.

To the best knowledge of the Directors, there is no uncertainty relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

(K) Internal Control

The Board is responsible for the Group's system of internal controls and for reviewing its effectiveness. During the year under review, the Board has through the Audit Committee reviewed the effectiveness of the Group's system of internal controls, including financial, operational and compliance controls and risk management functions.

Internal Audit was carried out on a systematic rotational basis based on the risk assessments of the operation and controls, and reports were presented to the Audit Committee at least twice every year on significant findings on internal control system.

Directors' Report

for the year ended 31 December 2008

The Directors submit herewith their annual report together with the audited financial statements for the year ended 31 December 2008.

Principal Place Of Business

City e-Solutions Limited (the "Company") is a company incorporated in the Cayman Islands and domiciled in Hong Kong. Its registered office is at P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies and principal place of business at Room 2803, 28th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong.

Principal Activities

The principal activities of the Company comprise those of investment holding and the provision of consultancy services.

The principal activities and other particulars of the subsidiaries are set out in note 15 to the financial statements.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries (the "Group") during the financial year are set out in note 12 to the financial statements.

Financial Statements

The loss of the Group for the year ended 31 December 2008 and the state of the Company's and the Group's affairs as at that date are set out in the financial statements on pages 35 to 80.

Transfer To Reserves

Loss attributable to shareholders, before dividends, of HK$138,678,000 (2007: Profit of HK$16,207,000) have been transferred to reserves. Other movements in reserves are set out in note 23 to the financial statements.

The Directors of the Company do not recommend any final dividend for the year ended 31 December 2008 (2007: HK3 cents per share). No interim dividend was paid for the year ended 31 December 2008 (2007: HK Nil cents).

Charitable Donations

During the year, no charitable contributions (2007: HK$Nil) were made by the Group.

Plant And Equipment

Movements in plant and equipment are set out in note 13 to the financial statements.

Share Capital

The Company did not issue any shares during the financial year.

The Company has a share option scheme (the "2005 Scheme") which was adopted on 27 April 2005 ("Adoption Date") whereby the directors of the Company are authorised, at their discretion, to invite employees of the Group, including directors of any company in the Group, to take up options to subscribe for shares of the Company. The purpose of the scheme is to provide an opportunity for employees of the Group to acquire an equity participation in the Company and to encourage them to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. Under the 2005 Scheme, the maximum number of shares that may be granted by the Directors shall not exceed 10% of the share capital of the Company in issue at the Adoption Date unless the Company obtains a fresh approval from its Shareholders. The maximum number of Shares which may be issued upon exercise of all outstanding options and yet to be exercised under the 2005 Scheme and any other option scheme(s) of the Company shall not in aggregate exceed 30% of the Shares in issue from time to time. The subscription price of shares under the 2005 Scheme shall not be less than the highest of: (i) the official closing price of the Shares as stated in daily quotations sheet of the Stock Exchange on the Offer Date; (ii) the average of the official closing price of the Shares as stated in daily quotations sheets of the Stock Exchange for the 5 business days immediately preceding the Offer Date; and (iii) the nominal value of a Share. The Executive Share Option Scheme (the "1997 Scheme") adopted by the Company on 11 June 1997 was terminated upon the 2005 Scheme becoming effective.

Throughout the financial year, no share option was granted and outstanding.

Major Customers And Suppliers

During the year, the turnover attributable to the Group's five largest customers combined was about 16% (2007: 15%) of the Group's turnover and the largest customer, included therein accounted for approximately 5% (2007: 3%). The percentage of purchases attributable to the Group's five largest suppliers combined was about 24% (2007: 37%) and the largest supplier included therein accounted for approximately 14% (2007: 18%).

At no time during the year have the directors or any shareholders of the Company (which to the knowledge of the Directors own more than 5% of the Company's share capital) had any interest in these major customers and suppliers.

Directors

The Directors of the Company during the financial year were as follows:

Executive Directors
Mr. Kwek Leng Beng (Chairman and Managing Director)
Mr. Vincent Yeo Wee Eng (Chief Executive Officer until 1 November 2008)
Mr. Kwek Leng Joo
Mr. Kwek Leng Peck
Mr. Gan Khai Choon
Mr. Lawrence Yip Wai Lam

Non-executive Directors
Mr. Wong Hong Ren
Mr. Chan Bernard Charnwut

Independent Non-executive Directors
Dr. Lo Ka Shui
Mr. Lee Jackson @ Li Chik Sin
Mr. Teoh Teik Kee

In accordance with Article 116 of the Articles of Association of the Company, one third of the present Directors will retire from office by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Directors' Report

for the year ended 31 December 2008

Profile On Directors And Senior Management
Mr. Kwek Leng Beng, aged 68
Chairman and Managing Director

Mr. Kwek Leng Beng has been the Chairman and Managing Director of the Company since 1989.

He is the Executive Chairman of the Hong Leong Group of Companies Singapore, and also Singapore-listed City Developments Limited. He is also Chairman and Managing Director of Singapore-listed Hong Leong Finance Limited. He is the Chairman of London-listed Millennium & Copthorne Hotels plc and Singapore-listed Hong Leong Asia Ltd.

Mr. Kwek's achievements have also captured the attention of the academic institutions. He was conferred Honorary Doctorate of Business Administration in Hospitality from Johnson & Wales University (Rhode Island, US), where students have an opportunity to pursue career education in business, hospitality, culinary arts or technology; and Honorary Doctorate from Oxford Brookes University (UK) whose citation traced how Mr. Kwek, who joined the family business in the early 1960s, had gone on to establish an international reputation for his leadership of the Hong Leong Group, as well as an active supporter of higher education in Singapore.

Mr. Kwek also serves as a Member of the INSEAD East Asia Council. France-based INSEAD is one of the world's leading and largest graduate business schools which brings together people, cultures and ideas from around the world.

Mr. Kwek is a Member of the Action Community of Entrepreneurship (ACE), which involves both the private and public sectors to create a more entrepreneurial environment in Singapore for small and medium enterprises.

Mr Kwek holds a law degree, LL.B. (London) and is also a fellow of The Institute of Chartered Secretaries and Administrators.

Mr. Kwek Leng Beng is the brother of Mr. Kwek Leng Joo, brother-in-law of Mr. Gan Khai Choon, cousin of Mr. Kwek Leng Peck, father of Mr. Sherman Kwek Eik Tse and uncle of Mr. Vincent Yeo Wee Eng.

Mr. Vincent Yeo Wee Eng, aged 40
Executive Director

Mr. Vincent Yeo was appointed an Executive Director and Chief Operating Officer of the Company on 26 June 2000. He was subsequently promoted to Chief Executive Officer in November 2000 and stepped down from this position with effect from 1 November 2008. In 2005, Mr. Yeo was appointed a member of the Remuneration Committee and the Nomination Committee of the Company.

Mr. Yeo also assumed the role of Executive Director and Chief Executive Officer of M&C REIT Management Limited (as the Manager of CDL Hospitality Real Estate Investment Trust) on 17 May 2006 and 19 July 2006 respectively.

Between 2001 to 2006, Mr. Yeo also served as the Chief Operating Officer and then the President of Millennium & Copthorne International Limited. His key responsibilities included setting the overall direction of the Millennium & Copthorne hotel chain incorporating operations, finance, sales and marketing, procurement and technical services in the Asia-Pacific region.

Mr. Yeo was an Executive Director of Millennium & Copthorne Hotels plc ("M&C"), the London-listed hotel arm of the Hong Leong Group, overseeing global sales and marketing from February 1998 till March 2000.

Profile On Directors And Senior Management (Cont'd)

Mr. Vincent Yeo Wee Eng (Cont'd)

Prior to his appointment to the M&C Board, Mr. Yeo was the Managing Director of Millennium & Copthorne Hotels New Zealand Limited and CDL Investments New Zealand Limited and the Executive Director of Kingsgate International Corporation Limited. In those capacities, he was in charge of the Australian and New Zealand operations and responsible for developing and integrating the M&C Group's hotels into the largest hotel chain in New Zealand. Mr. Yeo remains a non-executive Director on the Boards of the M&C Group's two New Zealand-listed subsidiaries and Kingsgate International Corporation Limited (which was delisted in 2004) in New Zealand. Prior to his involvement in hotels, he was with the international stock broking firm, Smith New Court Securities (now known as Merrill Lynch).

Mr. Yeo has a B.Sc. in Business Administration from Boston University, United States of America.

Mr. Vincent Yeo Wee Eng is the nephew of Messrs. Kwek Leng Beng, Kwek Leng Joo and Kwek Leng Peck and cousin to Mr. Sherman Kwek Eik Tse.

Mr. Kwek Leng Joo, aged 55
Executive Director

Mr. Kwek Leng Joo was appointed an Executive Director of the Company in 1989. He is currently the Managing Director of Singapore-listed City Developments Limited. He is also a Director of Singapore-listed Hong Leong Finance Limited, Hong Leong Investment Holdings Pte. Ltd. and London-listed Millennium & Copthorne Hotels plc. Mr. Kwek holds a Diploma in Financial Management and has extensive experience in property development and investment.

A Honorary President of the Singapore Chinese Chamber of Commerce and Industry, Mr. Kwek also serves in many public and civic institutions.

Mr. Kwek Leng Joo is the brother of Mr. Kwek Leng Beng, brother-in-law of Mr. Gan Khai Choon, cousin of Mr. Kwek Leng Peck and uncle of Messrs. Vincent Yeo Wee Eng and Sherman Kwek Eik Tse.

Mr. Kwek Leng Peck, aged 52
Executive Director

Mr. Kwek Leng Peck has been an Executive Director of the Company since 1989. Apart from being an Executive Director of the Company, Mr. Kwek also holds a number of directorships in other members of the Group. He also sits on the Boards of several public companies, including Singapore-listed City Developments Limited, Singapore-listed Hong Leong Asia Ltd., Singapore-listed Hong Leong Finance Limited, Hong Leong Holdings Limited, New York-listed China Yuchai International Limited, London-listed Millennium & Copthorne Hotels plc and Malaysia-listed Tasek Corporation Berhad. He has over 25 years of experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management. Mr. Kwek holds a Diploma in Accountancy.

Mr. Kwek Leng Peck is the cousin of Messrs. Kwek Leng Beng and Kwek Leng Joo, uncle of Mr. Vincent Yeo Wee Eng and Mr. Sherman Kwek Eik Tse.

Directors' Report

for the year ended 31 December 2008

Profile On Directors And Senior Management (Cont'd)
Mr. Gan Khai Choon, aged 62
Executive Director

Mr. Gan Khai Choon was appointed an Executive Director of the Company in 1989 and is also Managing Director of Hong Leong International (Hong Kong) Limited. Apart from being an Executive Director of the Company, Mr. Gan also holds a number of directorships in other members of the Group. He is also a director of New York-listed China Yuchai International Limited. He is also an independent non-executive Director of Safety Godown Company Limited, a company listed on The Stock Exchange and Chairman of its Audit Committee. Mr. Gan was appointed Chairman of Singapore-listed HL Global Enterprises Limited in September 2007. He has more than 34 years of experience in banking, real estate investment and development. He has been responsible for overseeing the development of the Grand Hyatt Taipei and other international projects for the Hong Leong Group of companies. Mr. Gan has a Bachelor of Arts degree (Honours) in Economics from the University of Malaya.

Mr. Gan Khai Choon is the brother-in-law of Messrs. Kwek Leng Beng and Kwek Leng Joo, cousin-in-law of Mr. Kwek Leng Peck and uncle of Mr. Vincent Yeo Wee Eng and Mr. Sherman Kwek Eik Tse.

Mr. Lawrence Yip Wai Lam, aged 53
Executive Director

Mr. Lawrence Yip was appointed an Executive Director of the Company in December 1998. Apart from being an Executive Director of the Company, Mr Yip also holds a number of directorships in other members of the Group. Mr. Yip is also a director of eMpire Investments Limited. He was formerly the General Manager (Finance & Administration) of the Company. He has over 10 years of experience in the Treasury Division of several banks. Prior to joining the Group in April 1990, Mr. Yip held the position of Regional Treasurer with a bank in Singapore.

Mr. Wong Hong Ren, aged 57
Non-Executive Director

Mr. Wong Hong Ren was appointed a Director of the Company in October 1994. Mr. Wong is the Chairman and President of Philippines-listed Grand Plaza Hotel Corporation, Chairman of M&C REIT Management Limited (as Manager of CDL Hospitality Real Estate Investment Trust), New Zealand-listed Millennium & Copthorne Hotels New Zealand Limited and New Zealand-listed CDL Investments New Zealand Limited. He is also an Executive Director of London-listed Millennium & Copthorne Hotels plc.

Mr. Wong joined Hong Leong Management Services Pte. Ltd. ("HLMS"), a wholly-owned subsidiary of Hong Leong Investment Holdings Pte. Ltd. in 1988 as Group Investment Manager and was re-designated as Executive Vice President (Group Investment) of HLMS in 2006. He is widely experienced in hospitality and industrial businesses overseas, investment analysis, international capital market and mergers and acquisitions transactions as well as post-acquisition management re-organisation matters. Prior to 1988, he was a director and general manager (Investment and Property) of Haw Par Brothers International Limited and a Director of Investment with Royal Trust Asset Management Pte. Ltd. and First Capital Corporation Ltd.

Mr. Wong holds a Masters in Business Administration from Bradford University, United Kingdom.

Profile On Directors And Senior Management (Cont'd)

Mr. Chan Bernard Charnwut, aged 44
Non-executive Director

Mr. Chan Bernard Charnwut has been a Director of the Company since 1989 and was appointed a member of the Audit Committee on 18 January 2000. Previously an independent non-executive director of the Company, he was re-designated as a non-executive Director of the Company with effect from 30 September 2004. In 2005, he was appointed a member of the Nomination Committee of the Company. Mr Chan is a deputy to the National People's Congress and a former member of both Hong Kong's Executive and Legislative Councils. A graduate of Pomona College in California, he is the President of Asia Insurance Co Ltd. He sits on a number of bodies, including the Chairman of the Lingnan University, the Advisory Committee on Revitalisation of Historic Buildings, the Antiquities Advisory Board, the Hong Kong Council of Social Service and the deputy chairman of the Oxfam Hong Kong. He is also the chairman of the HK-Thailand Business Council and an advisor to Bangkok Bank, Hong Kong Branch.

Mr. Chan is also an Executive Director and the President of Asia Financial Holdings Limited and an independent non-executive Director of Yau Lee Holdings Limited, Chen Hsong Holdings Limited, Kingboard Laminates Holdings Ltd., China Resources Enterprise Ltd. and a non-executive Director of New Heritage Holdings Limited, all of which are public companies listed on The Stock Exchange of Hong Kong Limited.

*** Dr. Lo Ka Shui, aged 62**
Director

Dr. Lo Ka Shui was appointed to the Board of the Company in 1989. In 2005, he was appointed Chairman of the Nomination Committee of the Company. He graduated from McGill University with a Bachelor of Science Degree and from Cornell University with a Doctor of Medicine (M.D.) Degree. He was certified in internal Medicine and Cardiology. He has more than 29 years' experience in property and hotel development and investment both in Hong Kong and overseas. Dr. Lo is the Chairman and Managing Director of Great Eagle Holdings Limited, the Non-executive Chairman of Eagle Asset Management (CP) Limited (Manager of the publicly listed Champion Real Estate Investment Trust). He is also a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited and an Independent Non-executive Director of Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, China Mobile Limited and some other publicly listed companies in Hong Kong. Dr Lo is a Vice President of The Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Hong Kong Airport Authority.

*** Mr. Lee Jackson @ Li Chik Sin, aged 76**
Director

Mr. Lee Jackson was appointed a non-executive Director and Chairman of the Audit Committee of the Company in December 1998. In 2005, he was appointed a member of the Remuneration Committee and the Nomination Committee of the Company. He also sits on the Board of Metro Holdings Limited, Hong Fok Corporation Limited and Hong Leong Finance Limited, all of which are Singapore-listed public companies. He was formerly a partner of an international firm of Chartered Accountants and is a member of The Australian Institute of Chartered Accountants.

Directors' Report

for the year ended 31 December 2008

Profile On Directors And Senior Management (Cont'd)
*** Mr. Teoh Teik Kee, aged 49**
Director

Mr. Teoh Teik Kee was appointed an independent non-executive Director and a member of the Audit Committee of the Company on 30 September 2004. In 2005, he was appointed Chairman of the Remuneration Committee and a member of the Nomination Committee of the Company. Mr. Teoh is an executive director of ecoWise Holdings Limited and an independent director of Luzhou Bio-Chem Technology Limited. Both are Singapore-listed public companies.

Mr. Teoh is a Chartered Accountant by training, and worked from 1986 to 1990 with KPMG Peat Marwick McLintock in London and with PricewaterhouseCoopers in Singapore. Mr. Teoh has extensive experience in investment banking and corporate financial advisory services when he was with the DBS Bank Group.

Mr. Teoh graduated from Aston University, England with a B.Sc. (Hons) in Managerial and Administrative Studies. He is a member of the Institute of Chartered Accountants in England and Wales.

* Independent non-executive director

The non-executive Directors are subject to the same terms of appointment as the other directors of the Company. Fees payable to non-executive Directors are approved by the Board at the end of each financial year.

Senior Management

Mr Sherman Kwek Eik Tse, aged 32
Chief Executive Officer

Mr. Sherman Kwek Eik Tse was appointed as the Chief Executive Officer of the Company on 1 November 2008.

In his most recent role before joining the Company, Mr. Kwek was the Chief Operating Officer of Thakral Corporation Ltd ("Thakral Corp"), listed on the Mainboard of the Stock Exchange of Singapore. At Thakral Corp, he was responsible for running the day-to-day operations and assisting the Board of Directors in setting a strategic direction for the company.

Before joining Thakral Corp, Mr. Kwek was a Director of RECAP Investments Limited, a wholly-owned subsidiary of Real Estate Capital Asia Partners, LP., a real estate private equity fund. He assisted the fund in completing deals in Korea and Thailand as well as sourcing for deals in China. Prior to that, he spent several years in New York, starting out as a financial analyst in Telligent Capital, a technology venture capital firm, before progressing on to the Investment Banking Division of Credit Suisse First Boston. Subsequently, he held a hotel management and property development role at the U.S. division of Millennium & Copthorne Hotels plc, where he assisted the regional president in overseeing 20 hotels throughout the U.S. as well as managing several condominium conversion projects.

Mr. Kwek is currently also an Executive Director of HL Global Enterprises Limited, a company listed on the Mainboard of the Stock Exchange of Singapore.

Mr. Kwek has experience in the areas of finance, mergers and acquisitions, real estate, information technology and hotel management. He graduated from Boston University with a Bachelor of Science in Business Administration, majoring in Finance and Marketing with a minor in Psychology.

Mr. Sherman Kwek Eik Tse is the son of Mr. Kwek Leng Beng, the nephew of Messrs. Kwek Leng Joo, Kwek Leng Peck and Gan Khai Choon, and cousin to Mr. Vincent Yeo.

Profile On Directors And Senior Management (Cont'd)

Senior Management (Cont'd)

Mr. Man Mang Wo, Derek, aged 53
Chief Financial Officer

Mr. Man Mang Wo, Derek joined the Group in 1996 and was appointed Chief Financial Officer of the Company with effect from 1 April 2004. Mr. Man is a member of the Certified General Accountants Association of Canada, a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants and The Institute of Chartered Accountants in England and Wales. He also holds a Bachelor of Business Administration honours degree from a UK university and a Master of Professional Accounting degree from The Hong Kong Polytechnic University. He has over 25 years of experience in the accounting and finance field.

Directors' And Chief Executive's Interests In Shares

(a) As at 31 December 2008, the interests of the Directors and Chief Executive of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("The Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"), were as follows:

The Company

Name of Director	Nature of Interest	Number of Ordinary Shares of HK$1.00 each
Kwek Leng Beng	personal	3,286,980
Vincent Yeo Wee Eng	personal	718,000
Kwek Leng Joo	personal	1,436,000
Kwek Leng Peck	personal	2,082,200
Gan Khai Choon	personal	1,041,100
Lawrence Yip Wai Lam	personal	520,550
Wong Hong Ren	personal	1,513,112
Chan Bernard Charnwut	personal	53,850

City Developments Limited

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	397,226
Kwek Leng Joo	personal	65,461
Kwek Leng Peck	personal	43,758
Wong Hong Ren	family	4,950
Gan Khai Choon	personal	100,000
	family	25,000

Name of Director	Nature of Interest	Number of Preference Shares
Kwek Leng Beng	personal	144,445
Kwek Leng Joo	personal	100,000
Gan Khai Choon	personal	49,925
	family	25,738

Directors' Report

for the year ended 31 December 2008

Directors' And Chief Executive's Interests In Shares (Cont'd)

(a) (Cont'd)

Hong Leong Investment Holdings Pte. Ltd.

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	2,320
Kwek Leng Joo	personal	1,290
Kwek Leng Peck	personal	10,921
Gan Khai Choon	family	247
Name of Chief Executive		
Sherman Kwek Eik Tse	personal	1,174

Millennium & Copthorne Hotels New Zealand Limited

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	3,000,000
Wong Hong Ren	personal	2,000,000
Vincent Yeo Wee Eng	personal	500,000

Note: Millennium & Copthorne Hotels New Zealand Limited is an indirect subsidiary of Millennium & Copthorne Hotels plc, a subsidiary of City Developments Limited. City Developments Limited is the holding company of the Company. The Directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the Company's ultimate holding company.

(b) Pursuant to the Millennium & Copthorne Hotels Executive Share Option Scheme (the "1996 Scheme") operated by Millennium & Copthorne Hotels plc, certain Directors have outstanding options thereunder ("M&C Options") to subscribe for M&C shares for cash as follows:

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
Wong Hong Ren	B	15/03/2002	83,720	£3.2250	15/03/2005 to 14/03/2009

Directors' And Chief Executive's Interests In Shares (Cont'd)

(c) Pursuant to the Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme (the "2003 Scheme"), approved by shareholders of Millennium & Copthorne Hotels plc on 21 May 2002, certain Directors have outstanding options thereunder ("M&C Options") to subscribe for M&C shares for cash as follows:

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
Vincent Yeo Wee Eng	II	24/03/2005	10,581	£3.9842	24/03/2008 to 23/03/2015
Wong Hong Ren	II	10/03/2003	32,248	£1.9350	10/03/2007 to 09/03/2013
	II	10/03/2003	91,783	£1.9350	10/03/2008 to 09/03/2013
	II	16/03/2004	44,999	£2.9167	16/03/2007 to 15/03/2014
	II	24/03/2005	75,297	£3.9842	24/03/2008 to 23/03/2015

*Note: The 1996 Scheme has two parts. Part A is designed for the approval by the UK Inland Revenue, of which approval was obtained under Schedule 9 of the Income and Corporation Taxes Act 1988 on 12 April 1996. Part B is an unapproved executive share option scheme designed for UK and non-UK executives. As with the 1996 Scheme, the 2003 Scheme provides for the grant of both approved and unapproved options.

(d) Pursuant to Millennium & Copthorne Hotels Long Term Incentive Plan (the "LTIP") approved by shareholders of Millennium & Copthorne Hotels plc on 4 May 2006, certain Directors were awarded Performance Share Awards of ordinary shares of 30p each as follows:

Name of Director	Date Awarded	Number of Performance Shares	Vesting Date
Wong Hong Ren	01/09/2006	67,834	01/09/2009
	27/03/2007	44,736	27/03/2010
	25/06/2008	86,455	25/06/2011
Lawrence Yip Wai Lam	01/09/2006	9,622	01/09/2009
	27/03/2007	5,698	27/03/2010
	25/06/2008	15,877	25/06/2011

Note: Under the terms of the LTIP, M&C is permitted to make both Performance Share Awards and Deferred Share Bonus Awards to an employee (including an executive director) of M&C or its subsidiaries.

(e) Save as disclosed herein, as at 31 December 2008, none of the Directors and the chief executive of the Company or their associates were interested or had any short position in any shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange pursuant to the Model Code.

Directors' Report

for the year ended 31 December 2008

Substantial Shareholders

As at 31 December 2008, the following persons were interested in 5% or more of the issued share capital of the Company as recorded in the register required to be kept under section 336 of the SFO:

Name of Shareholder	Number of Shares Held	Notes	Percentage Holding in the Company
eMpire Investments Limited	190,523,819		49.82%
City Developments Limited	200,854,743	(1)	52.52%
Hong Leong Holdings Limited	21,356,085		5.58%
Hong Leong Investment Holdings Pte. Ltd.	230,866,817	(2)	60.37%
Davos Investment Holdings Private Limited	230,866,817	(3)	60.37%
Kwek Leng Kee	230,866,817	(4)	60.37%
Arnhold and S Bleichroeder Advisors, LLC	38,022,000		9.94%
Farallon Capital Management, L.L.C.	35,232,850	(5)	9.21%
Farallon Capital Offshore Investors, Inc.	35,232,850	(6)	9.21%
Aberdeen Asset Management Plc and its Associates (together "The AAM Group") on behalf of accounts managed by The AAM Group	23,052,000	(7)	6.03%

Notes:

1 Of the 200,854,743 shares beneficially owned by wholly-owned subsidiaries of City Developments Limited ("CDL") representing approximately 52.52% of the issued share capital of the Company, 190,523,819 shares are held by eMpire Investments Limited.

2 The interests of CDL and Hong Leong Holdings Limited in 200,854,743 shares and 21,356,085 shares respectively, are included in the aggregate number of shares disclosed.

3 The deemed interest of Hong Leong Investment Holdings Pte. Ltd. in 230,866,817 shares, representing approximately 60.37% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.

4 Mr. Kwek Leng Kee is deemed to have an interest in the 230,866,817 shares in which Davos Investment Holdings Private Limited ("Davos") is deemed to have an interest in, by virtue of his entitlement to exercise or control the exercise of one-third or more of the voting power at general meetings of Davos.

5 Farallon Capital Management, LLC is interested in these shares in its capacity as the investment manager.

6 Farallon Capital Offshore Investors, Inc is interested in these shares in its capacity as the beneficial owner.

7 Aberdeen Asset Management Plc is interested in these shares in its capacity as the investment manager and includes shares in which wholly owned controlled corporations of Aberdeen Asset Management Plc are interested.

Save as stated above, no person was interested in or had a short position in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO as at 31 December 2008.

Directors' Interests In Contracts

No contracts of significance to which the Company or any of its subsidiaries, fellow subsidiaries or holding companies was a party, and in which a Director of the Company had a material interest, subsisted at the end of the year or at any time during the year.

Arrangements To Acquire Shares

Save as disclosed herein, at no time during the year was the Company or any of its subsidiaries, fellow subsidiaries or holding companies a party to any arrangements to enable any Director of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate.

Controlling Shareholders' Interest

Save as disclosed herein, apart from transactions carried out in the normal course of business, there were no contracts of significance between the Company or any of its subsidiaries and a controlling shareholder or any of its subsidiaries or any contracts of any significance for the provision of services to the Company or any of its subsidiaries by a controlling shareholder or any of its subsidiaries.

Connected Transactions

Hotel Consultancy Services

Hotel Consultancy Services are the property management consultancy services provided by the Group to M&C Hotel Interests Inc. ("M&CHI"). M&CHI is an indirect wholly-owned subsidiary of Millennium & Copthorne Hotels plc. Details of the transactions were set out in the press announcement dated 10 January 2003 as revised by the press announcement dated 11 June 2004. The cap amount for Hotel Consultancy Services is HK$9.5 million for each financial year.

The total revenue generated from the provision of Hotel Consultancy Services for the year ended 31 December 2008 amounted to HK$2.8 million (2007: HK$2.9 million).

The independent non-executive Directors have reviewed the Hotel Consultancy Services Transactions for the year under review and confirmed that the said transactions were conducted:

(i) in the ordinary and usual course of its business;

(ii) on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available from independent third parties; and

(iii) in accordance with the operating agreement.

The auditors have indicated in writing that based on the agreed-upon procedures:

(i) The transactions have been approved by the Directors;

(ii) Management has confirmed that they consider the transactions have been entered into in accordance with the terms of the Operating Agreement as amended by the Supplemental Agreement;

(iii) Where there are signed agreements or written acknowledgements, the auditors have obtained, on a sample basis, signed agreements/written acknowledgements of the service and related fee charges; and

(iv) The total revenue received by the Group in relation to the Hotel Consultancy Services transactions for the relevant financial year has not exceeded HK$9.5 million.

As the above procedures do not constitute either an audit or a review made in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants, the auditors did not express any assurance on the connected transactions for the year ended 31 December 2008.

Directors' Report

for the year ended 31 December 2008

Connected Transactions (Cont'd)

Other Related Party Transactions

Other related party transactions are set out in note 25 to the financial statements, which either fall under the definition of "Continuing Connected Transactions" in Chapter 14A of the Listing Rules and are exempted under de minimis rules or does not fall into the definition of "connected transaction" or "continuing connected transaction".

Service Contracts Of Directors

None of the Directors has a service contract with the Company or its subsidiaries.

Pre-Emptive Rights

Under present Cayman Islands laws and the Articles of Association of the Company, no pre-emptive rights are imposed which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

Purchase, Sale Or Redemption Of The Company's Listed Securities

During the year ended 31 December 2008, the Company repurchased 676,000 ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$692,220. The repurchases were effected with a view to enhancing the net asset value of the Company and earnings per share. The repurchased shares were cancelled and accordingly the issued share capital of the Company was reduced by the nominal value of these shares amounted to HK$676,000. An equivalent amount of the nominal value of the cancelled shares was transferred to capital redemption reserve and the aggregate consideration was paid out from the Company's revenue reserve. Details of the repurchase are as follows:

Month of the repurchases	Total number of ordinary shares repurchased	Highest price paid per share HK$	Lowest price paid per share HK$	Aggregate consideration HK$
April 2008	440,000	1.02	1.01	445,400
May 2008	142,000	1.01	1.01	143,420
July 2008	94,000	1.10	1.10	103,400
	676,000			692,220

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

Sufficiency Of Public Float

Based on information that is publicly available to the Company and within the knowledge of its directors, the Directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the year.

Confirmation Of Independence

The Company has received from each of the independent non-executive directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and considers all the independent non-executive directors to be independent.

Auditors

KPMG LLP retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG LLP as auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

KWEK LENG BENG
Chairman

23 February 2009

Independent Auditor's Report to the Shareholders of City e-Solutions Limited

(incorporated in the Cayman Islands with limited liability)

We have audited the consolidated financial statements of City e-Solutions Limited (the "Company") set out on pages 35 to 80, which comprise the consolidated and Company balance sheets as at 31 December 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility For The Financial Statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of the report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2008 and of the Group's loss and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG LLP
Public Accountants and Certified Public Accountants
16 Raffles Quay #22-00
Hong Leong Building
Singapore 048581

23 February 2009

Consolidated Income Statement

for the year ended 31 December 2008

	Note	The Group 2008 HK$'000	2007 HK$'000
Turnover	3	**122,479**	105,254
Cost of sales		**(34,647)**	(22,189)
Gross profit		**87,832**	83,065
Other net losses	4	**(143,271)**	(5,265)
Administrative expenses		**(74,664)**	(56,627)
(Loss)/Profit from operations		**(130,103)**	21,173
Share of losses of an associate	16	**(1,065)**	(2,478)
(Loss)/Profit before taxation	5	**(131,168)**	18,695
Income tax	6	**(7,510)**	(2,488)
(Loss)/Profit for the year		**(138,678)**	16,207
Attributable to:			
Equity shareholders of the Company	9	**(138,991)**	14,091
Minority interests		**313**	2,116
(Loss)/Profit for the year		**(138,678)**	16,207
Dividends payable to equity shareholders of the Company attributable to the year:			
- Final dividend proposed after the balance sheet date HK Nil cents per share (2007: HK3 cents per share)	10	**–**	11,494
(Losses)/Earnings per share	11	**HK cents**	**HK cents**
Basic		**(36.32)**	3.68

The notes on pages 40 to 80 form part of these financial statements.

Balance Sheets

as at 31 December 2008

	Note	The Group 2008 HK$'000	The Group 2007 HK$'000	The Company 2008 HK$'000	The Company 2007 HK$'000
Non-current assets					
Plant and equipment	13	**7,612**	7,626	**3,251**	4,349
Intangible assets	14	**3,651**	39,032	**–**	–
Interests in subsidiaries	15	**–**	–	**220,859**	259,600
Interest in an associate	16	**30,039**	10,045	**–**	–
Deferred tax assets	18	**12,940**	17,906	**–**	–
Total non-current assets		**54,242**	74,609	**224,110**	263,949
Current assets					
Properties held for resale		**11,609**	17,473	**–**	–
Trading securities	19	**59,856**	114,226	**53,956**	106,623
Trade and other receivables	20	**27,622**	28,254	**46,029**	34,770
Current tax recoverable	6c	**163**	328	**–**	–
Cash and cash equivalents	21	**438,954**	513,833	**216,276**	283,318
		538,204	674,114	**316,261**	424,711
Current liabilities					
Trade and other payables	22	**(44,785)**	(50,509)	**(8,077)**	(7,321)
Provision for taxation	6c	**(2,439)**	–	**(1,584)**	–
		(47,224)	(50,509)	**(9,661)**	(7,321)
Net current assets		**490,980**	623,605	**306,600**	417,390
Total assets less current liabilities		**545,222**	698,214	**530,710**	681,339
NET ASSETS		**545,222**	**698,214**	**530,710**	**681,339**
CAPITAL AND RESERVES	23				
Share capital		**382,450**	383,126	**382,450**	383,126
Reserves		**127,044**	279,428	**148,260**	298,213
Total equity attributable to equity shareholders of the Company		**509,494**	662,554	**530,710**	681,339
Minority interests		**35,728**	35,660	**–**	–
TOTAL EQUITY		**545,222**	**698,214**	**530,710**	**681,339**

Approved and authorised for issue by the board of directors on 23 February 2009.

Kwek Leng Beng
Chairman

Gan Khai Choon
Director

The notes on pages 40 to 80 form part of these financial statements.

Consolidated Statement of Changes in Equity

for the year ended 31 December 2008

		The Group			
	Note	2008		2007	
		HK$'000	HK$'000	HK$'000	HK$'000
Total equity at 1 January			**698,214**		702,350
Net income recognised directly in equity:					
- Exchange differences on translation of financial statements of foreign subsidiaries	23	**(1,951)**		2,422	
- Exchange differences on monetary items forming part of net investment in a foreign operation	23	**(173)**		223	
Net (expense)/income for the year recognised directly in equity			**(2,124)**		2,645
Net (loss)/profit for the year	23		**(138,678)**		16,207
Total recognised income and expense for the year			**(140,802)**		18,852
Attributable to:					
Equity shareholders of the Company		**(140,870)**		16,622	
Minority interests		**68**		2,230	
		(140,802)		18,852	
Dividends declared or approved during the year			**(11,494)**		(22,988)
Movement in shareholders' equity arising from capital transactions with equity shareholders of the Company					
Shares repurchased	23		**(696)**		–
Total equity at 31 December			**545,222**		698,214

The notes on pages 40 to 80 form part of these financial statements.

Consolidated Cash Flow Statement

for the year ended 31 December 2008

	Note	The Group 2008 HK$'000	Restated 2007 HK$'000
Operating activities			
(Loss)/Profit before taxation		**(131,168)**	18,695
Adjustments for:			
Interest income	3	**(14,387)**	(23,159)
Dividend income	3	**(2,047)**	(6,264)
Depreciation	5	**3,433**	2,208
Amortisation of intangible assets	5	**62**	62
Impairment losses on			
- trade receivables	5	**222**	211
- intangible assets	4	**37,302**	–
- plant and equipment	4	**902**	–
Share of losses of an associate	16	**1,065**	2,478
Net realised and unrealised losses on trading securities	4	**47,589**	16,086
Net loss on forward foreign exchange contracts	4	**–**	404
Net foreign exchange losses/(gains)		**59,314**	(3,261)
		133,455	(11,235)
Operating profit before changes in working capital		**2,287**	7,460
Changes in working capital			
Properties held for resale		**5,971**	(16,663)
Trade and other receivables		**693**	1,066
Trade and other payables		**(6,349)**	16,944
Cash generated from operations		**2,602**	8,807
Interest received		**14,559**	24,321
Dividend received		**339**	7,240
Dividends paid to shareholders		**(11,494)**	(22,988)
Tax paid – overseas tax		**(21)**	(288)
Net cash generated from operating activities		**5,985**	17,092

The notes on pages 40 to 80 form part of these financial statements.

	Note	The Group 2008 HK$'000	Restated 2007 HK$'000
Investing activities			
Payment for purchase of plant and equipment		**(4,395)**	(1,694)
Payment for development costs		**(1,698)**	–
Proceeds from sale of trading securities		**90**	159,416
Payment for purchase of trading securities		**(1,603)**	(99,914)
Loan to and investment in an associate		**(21,793)**	(12,491)
Investment in a jointly controlled entity, net of cash acquired	17	**–**	(38,550)
Net cash (used in)/generated from investing activities		**(29,399)**	6,767
Financing activity			
Payment for repurchase of shares		**(696)**	–
Net cash used in financing activity		**(696)**	–
Net (decrease)/increase in cash and cash equivalents		**(24,110)**	23,859
Cash and cash equivalents at 1 January	21	**513,833**	487,249
Effect of foreign exchange rate changes		**(50,769)**	2,725
Cash and cash equivalents at 31 December	21	**438,954**	513,833

Significant non-cash transaction

During the financial year, the Group received scrip dividends of HK$1,708,000 (2007: HK$6,223,000) from one of its investments in equity securities.

The notes on pages 40 to 80 form part of these financial statements.

Notes to Financial Statements

31 December 2008

These notes form an integral part of the financial statements.

1. Principal Activities

The principal activities of the Company comprise those of investment holding and the provision of consultancy services.

The principal activities and other particulars of the subsidiaries are set out in note 15 to the financial statements.

2. Significant Accounting Policies

(a) Statement of Compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (HKFRSs), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (HKASs) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (HKICPA), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued a number of new interpretations and an amendment to HKFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. However, none of these developments are relevant to the Group's or the Company's operations.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 31).

(b) Basis of Preparation of the Financial Statements

The consolidated financial statements for the year ended 31 December 2008 comprise the Company, its subsidiaries and its interest in a jointly controlled entity (together referred to as the "Group") and the Group's interest in an associate.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

- financial instruments classified as trading securities (see note 2(f)); and

- derivative financial instruments (see note 2(g)).

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 30.

2. Significant Accounting Policies (Cont'd)

(c) Subsidiaries and Minority Interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from their activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(k)).

(d) Associate

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets. The consolidated income statement includes the Group's share of the post-acquisition, post-tax results of the associate for the year.

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group's interest in the associate is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

Unrealised profits and losses resulting from transactions between the Group and its associate is eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company's balance sheet, its investment in an associate is stated at cost less impairment losses (see note 2(k)).

Notes to Financial Statements

31 December 2008

2. Significant Accounting Policies (Cont'd)

(e) Jointly Controlled Entity

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement established that the Group or one or more of the other parties share joint control over the economic activity of the entity.

The Group recognises its interest in jointly controlled entity using proportionate consolidation. The Group combines its share of each of the assets, liabilities, income and expenses of the jointly controlled entity with similar items on a line by line basis. Consistent accounting policies are applied for like transactions and events in similar circumstances.

An investment in a jointly controlled entity is proportionately consolidated into the consolidated financial statements from the date that joint control commences until the date on which the Group ceases to have joint control over the jointly controlled entity. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated to the extent of the Group's interest in the jointly controlled entity in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

(f) Other Investments in Debt and Equity Securities

The Group's and the Company's policies for investments in debt and equity securities, other than investments in subsidiaries, associate and jointly controlled entity are as follows:

Investments in debt and equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below.

Investments in debt and equity securities held for trading are classified as current assets. Any attributable transaction costs are recognised in profit or loss as incurred. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss. The net gain or loss recognised in profit or loss does not include any dividends or interest earned on these investments as these are recognised in accordance with the policies set out in note 2(s)(v) and (vi).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(g) Derivative Financial Instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.

(h) Other Plant and Equipment

Plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(k)).

Gains or losses arising from the retirement or disposal of an item of plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in the profit or loss on the date of retirement or disposal.

2. Significant Accounting Policies (Cont'd)

(h) Other Plant and Equipment (Cont'd)

Depreciation is calculated to write off the cost of items of plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Plant, machinery and equipment (comprising principally furniture and fixtures and office equipment)	–	6% to 33.33%
Motor vehicles	–	20%

Both the useful life of an asset and its residual value, if any, are reviewed annually.

(i) Intangible Assets

Intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortisation (where the estimated useful life is finite) and impairment losses (see note 2(k)).

Expenditure on research activities is recognised as an expense in the period in which it is incurred. Expenditure on development activities is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources and the intention to complete development. The expenditure capitalised includes direct labour. Capitalised development costs are stated at cost less accumulated amortisation and impairment losses (see note 2(k)).

Amortisation of intangible assets with finite useful lives is charged to the profit or loss on a straight-line basis over the assets' estimated useful lives. The following intangible assets with finite useful lives are amortised from the date they are available for use and their estimated useful lives are as follows:

- Capitalised development costs	2 years
- Trademarks	15 years

Both the period and method of amortisation are reviewed annually.

Trademarks are not amortised while their useful lives are assessed to be indefinite. Any conclusion that the useful life is indefinite is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. If they do not, the change in the useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortisation of intangible assets with finite lives as set out above.

Notes to Financial Statements

31 December 2008

2. Significant Accounting Policies (Cont'd)

(j) Leased Assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

(ii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(k) Impairment of Assets

(i) Impairment of receivables

Current and non-current receivables that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

2. Significant Accounting Policies (Cont'd)

(k) Impairment of Assets (Cont'd)

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired, an impairment loss previously recognised no longer exists or may have decreased:

- plant and equipment;
- intangible assets; and
- investments in subsidiaries, associate and jointly-controlled entity.

If any such indication exists, the asset's recoverable amount is estimated. In addition, for intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

- Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

- Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the others assets in the unit (or group of units) on a pro-rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

- Reversal of impairment losses

In respect of assets, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 2(k)(i) and (ii)).

Notes to Financial Statements

31 December 2008

2. Significant Accounting Policies (Cont'd)

(l) Properties Held for Resale

Properties held for resale are those properties which are held with the intention of sale in the ordinary course of business. They are stated at the lower of cost and net realisable value. Net realisable value represents the estimated selling price less costs to be incurred for selling the property.

The cost of properties held for resale comprises acquisition costs and other related expenditure.

(m) Trade and Other Receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see note 2(k)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts (see note 2(k)).

(n) Trade and Other Payables

Trade and other payables are initially recognised at fair value and are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(o) Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(p) Employee Benefits

(i) Short-term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(q) Liability for Unpaid Insurance Claims

Liability for unpaid insurance claims are based on claims filed and estimates for claims incurred but not reported.

2. Significant Accounting Policies (Cont'd)

(r) Income Tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

Notes to Financial Statements

31 December 2008

2. Significant Accounting Policies (Cont'd)

(r) Income Tax (Cont'd)

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

- the same taxable entity; or

- different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(s) Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable.

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit or loss as follows:

(i) Hotel management revenue

Revenue arising from hotel management services, reservation distribution and payroll services is recognised when the relevant services are delivered.

(ii) Insurance and risk management revenue

Revenue arising from insurance and risk management services, where the Group acts as an agent and does not assume underwriting risk, is recognised based on the net amount retained or the amount billed to the customer less the amount paid to suppliers.

For risk management services where the Company acts as an agent and does not assume any underwriting risk, revenue is recorded as the net amount earned as fees rather than the gross amount of insurance premiums and related costs.

(iii) Course fees

Tuition fees, course fees and related instruction costs are recognised over the period of instruction on a straight-line basis.

(iv) Childcare and educational related fees

Childcare and educational related fees are recognised on a straight-line basis over the period in which such services are rendered.

2. Significant Accounting Policies (Cont'd)

(s) Revenue Recognition (Cont'd)

(v) Franchise income

Upfront franchise fee is recognised when performance of all the initial services and other obligations required of the franchisor has been substantially completed.

(vi) Dividends

Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(vii) Interest income

Interest income is recognised as it accrues using the effective interest method.

(viii) Sale of properties

Revenue arising from sale of properties held for sale is recognised upon the signing of the sale and purchase agreement or the issue of an occupation permit by the relevant government authorities, whichever is the later. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under forward sales deposits and instalments received.

(t) Translation of Foreign Currencies

(i) Foreign currency transactions

Foreign currency transactions during the year are translated at the foreign exchange rates ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in the profit or loss.

(ii) Foreign operations

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after 1 January 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of a foreign operation acquired before 1 January 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(iii) Net investment in a foreign operation

Exchange differences arising from monetary items that in substance form part of the Company's net investment in a foreign operation are recognised in the Company's income statement. Such exchange differences are reclassified to equity in the consolidated financial statements. When the foreign operation is disposed of, the cumulative amount in equity is transferred to the income statement as an adjustment to the profit or loss arising on disposal.

Notes to Financial Statements

31 December 2008

2. Significant Accounting Policies (Cont'd)

(u) Related Parties

For the purpose of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(v) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include trade receivables and plant and equipment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise tax balances.

3. Turnover

Turnover of the Group comprises revenue from hospitality related services, provision of education and learning related services, dividend income and interest income. The amount of each significant category of revenue recognised in turnover during the year is as follows:

	The Group	
	2008	2007
	HK$'000	HK$'000
Hospitality related services	**49,364**	53,166
Education related services	**46,830**	22,665
Investment holding	**16,434**	29,423
Property investment	**9,851**	–
	122,479	105,254

Included in turnover above is:

	The Group	
	2008	2007
	HK$'000	HK$'000
Dividend income:		
- listed securities	**2,047**	6,264
Interest income:		
- listed securities	**–**	846
- cash deposits	**14,387**	22,313
	14,387	23,159

4. Other Net Losses

	The Group	
	2008	2007
	HK$'000	HK$'000
Advisory fee	**–**	1,441
Membership fees from education advisors	**1,802**	862
Net loss on forward foreign exchange contracts	**–**	(404)
Net realised and unrealised losses on trading securities	**(47,589)**	(16,086)
Net realised and unrealised foreign exchange (losses)/gains	**(58,852)**	8,666
Impairment losses on		
- plant and equipment	**(902)**	–
- intangible assets	**(37,302)**	–
Others	**(428)**	256
	(143,271)	(5,265)

Notes to Financial Statements

31 December 2008

5. (Loss)/Profit Before Taxation

(Loss)/Profit before taxation is arrived at after charging:

	The Group	
	2008	**2007**
	HK$'000	**HK$'000**
Staff costs		
Contributions to defined contribution plan	**2,164**	1,012
Salaries, wages and other benefits	**46,694**	35,551
	48,858	36,563
Other items		
Amortisation of intangible assets	**62**	62
Auditors' remuneration		
- audit services	**1,411**	1,030
- tax services	**25**	17
- other services	**746**	455
Depreciation of plant and equipment	**3,433**	2,208
Impairment losses on trade receivables	**222**	211
Operating lease charges: minimum lease payments on property rentals	**7,077**	3,130

6. Income Tax

(a) Taxation in the consolidated income statement represents:

	The Group	
	2008	**2007**
	HK$'000	**HK$'000**
Current tax - Hong Kong		
Over-provision in respect of prior years	**–**	(1,025)
Current tax - Overseas		
Provision for the year	**1,140**	226
Under-provision in respect of prior years	**1,506**	–
	2,646	226
Deferred tax		
- Origination and reversal of temporary differences	**47**	835
- Reduction in tax rate	**825**	–
- Utilisation of deferred tax assets previously recognised	**2,895**	3,511
- Reversal/(Recognition) of deferred tax assets	**1,097**	(1,059)
	4,864	3,287
	7,510	2,488

6. Income Tax (Cont'd)

(a) Taxation in the consolidated income statement represents: (Cont'd)

In February 2008, the Hong Kong Government announced a decrease in the Profits Tax rate from 17.5% to 16.5% applicable to the Group's operations in Hong Kong as from the year ended 31 December 2008. This decrease is taken into account in the preparation of the Group's and Company's 2008 financial statements. Accordingly, the provision for Hong Kong Profits Tax is calculated at 16.5% (2007: 17.5%) of the estimated assessable profits for the year. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

(b) Reconcilliation between tax expense and accounting profit at applicable tax rates:

	2008 HK$'000	2007 HK$'000
(Loss)/Profit before taxation	**(131,168)**	18,695
Income tax using Hong Kong tax rates	**(21,643)**	3,271
Tax effect of non-taxable income	**(2,627)**	(8,301)
Tax effect of non-deductible expenses	**23,476**	5,128
Effect of tax rates in foreign jurisdictions	**2,568**	4,205
Effect of reduction in tax rate	**825**	–
Current year's deferred tax assets not recognised	**2,308**	269
Reversal/(Recognition) of deferred tax assets	**1,097**	(1,059)
Under/(Over) provision in respect of prior years	**1,506**	(1,025)
Actual tax expense	**7,510**	2,488

(c) Current taxation in the balance sheet represents:

	The Group		The Company	
	2008 HK$'000	2007 HK$'000	2008 HK$'000	2007 HK$'000
Provisional Overseas Tax paid	**155**	328	**–**	–
Balance of provision relating to prior years				
- Overseas Tax	**8**	–	**–**	–
Current tax recoverable	**163**	328	**–**	–
Provision for the year				
- Overseas Tax	**(925)**	–	**(70)**	–
Balance of provision relating to prior years				
- Overseas Tax	**(1,514)**	–	**(1,514)**	–
	(2,439)	–	**(1,584)**	–

Notes to Financial Statements

31 December 2008

7. Directors' Remuneration

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	Directors' fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Retirement scheme contributions HK$'000	2008 Total HK$'000
Executive Directors				
Kwek Leng Beng	**375**	**–**	**–**	**375**
Vincent Yeo Wee Eng	**50**	**1,322**	**30**	**1,402**
Kwek Leng Joo	**100**	**–**	**–**	**100**
Kwek Leng Peck	**100**	**–**	**–**	**100**
Gan Khai Choon	**100**	**–**	**–**	**100**
Lawrence Yip Wai Lam	**50**	**113**	**–**	**163**
Non-Executive Directors				
Wong Hong Ren	**100**	**465**	**–**	**565**
Chan Bernard Charnwut	**194**	**–**	**–**	**194**
Independent Non-Executive Directors				
Dr. Lo Ka Shui	**100**	**–**	**–**	**100**
Lee Jackson @ Li Chik Sin	**288**	**–**	**–**	**288**
Teoh Teik Kee	**194**	**–**	**–**	**194**
	1,651	**1,900**	**30**	**3,581**

	Directors' fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Retirement scheme contributions HK$'000	2007 Total HK$'000
Executive Directors				
Kwek Leng Beng	750	–	–	750
Vincent Yeo Wee Eng	100	1,341	33	1,474
Kwek Leng Joo	200	–	–	200
Kwek Leng Peck	200	–	–	200
Gan Khai Choon	200	–	–	200
Lawrence Yip Wai Lam	100	113	–	213
Non-Executive Directors				
Wong Hong Ren	200	415	–	615
Chan Bernard Charnwut	194	–	–	194
Independent Non-Executive Directors				
Dr. Lo Ka Shui	100	–	–	100
Lee Jackson @ Li Chik Sin	288	–	–	288
Teoh Teik Kee	194	–	–	194
	2,526	1,869	33	4,428

8. Individual With Highest Emoluments

Of the five individuals with the highest emoluments, three (2007: three) are directors whose emoluments are disclosed in note 7. The aggregate of the emoluments in respect of the other two (2007: two) individuals are as follows:

	The Group	
	2008	**2007**
	HK$'000	**HK$'000**
Salaries and other emoluments	**1,456**	1,404
Discretionary bonuses	**–**	518
Retirement scheme contributions	**78**	55
	1,534	1,977

The emoluments of the two (2007: two) individuals with the highest emoluments are within the following band:

	2008 Number of individuals	**2007 Number of individuals**
HK$Nil – HK$1,000,000	**2**	1
HK$1,000,001 – HK$1,500,000	**–**	1

9. (Loss)/Profit Attributable To Equity Shareholders Of The Company

The consolidated (loss)/profit attributable to equity shareholders of the Company includes a loss of HK$138,439,000 (2007: Profit of HK$34,826,000) which has been dealt with in the Company's financial statements.

10. Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the year

	The Group	
	2008	**2007**
	HK$'000	**HK$'000**
Final dividend proposed after the balance sheet date of HK Nil cents per share (2007: HK3 cents per share)	**–**	11,494

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	The Group	
	2008	**2007**
	HK$'000	**HK$'000**
Final dividend in respect of the previous financial year, approved and paid during the year, of HK3 cents per share (2007: HK6 cents per share)	**11,494**	22,988

Notes to Financial Statements

31 December 2008

11. (Losses)/Earnings Per Share

(a) Basic (losses)/earnings per share

The calculation of basic (losses)/earnings per share is based on loss attributable to equity shareholders of the Company of HK$138,991,000 (2007: Profit of HK$14,091,000) and on the weighted average number of ordinary shares of 382,692,688 (2007: 383,125,524) ordinary shares in issue during the year.

(i) Weighted average number of ordinary shares

	The Group	
	2008	**2007**
	'000	**'000**
Issued ordinary shares at 1 January	**383,126**	383,126
Effect of share repurchased (see note 23(c)(ii))	**(433)**	–
Weighted average number of ordinary shares at 31 December	**382,693**	383,126

(b) Diluted (losses)/earnings per share

Diluted (losses)/earnings per share is not applicable as there are no dilutive potential ordinary shares during the financial year.

12. Segment Reporting

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Investment holding :	The activities of investing.
Hospitality related services :	The provision of hotel management services, hotel reservation, and revenue management services, risk management services and procurement services.
Education related services :	The provision of education and learning related services.
Property investment :	Property investment activities.

12. Segment Reporting (Cont'd)

Business segments (Cont'd)

	Investment Holding		Hospitality Related Services		Education Related Services		Property Investment		Consolidated	
	2008 HK$'000	2007 HK$'000	2008 HK$'000	2007 HK$'000	2008 HK$'000	2007 HK$'000	2008 HK$'000	2007 HK$'000	2008 HK$'000	2007 HK$'000
Revenue from external customers	**16,434**	29,423	**49,364**	53,166	**46,830**	22,665	**9,851**	–	**122,479**	105,254
(Loss)/Profit from operations	**(101,241)**	7,960	**9,154**	12,573	**(41,509)**	1,225	**3,493**	(585)	**(130,103)**	21,173
Share of losses of associate	**–**	–	**(1,065)**	(2,478)	**–**	–	**–**	–	**(1,065)**	(2,478)
(Loss)/Profit before taxation									**(131,168)**	18,695
Income tax									**(7,510)**	(2,488)
(Loss)/Profit after taxation									**(138,678)**	16,207
Significant Non-Cash transactions										
Depreciation and amortisation for the year	**1,118**	1,108	**615**	585	**1,762**	577	**–**	–	**3,495**	2,270
Impairment losses on										
- plant and equipment	**–**	–	**–**	–	**902**	–	**–**	–	**902**	–
- intangible assets	**–**	–	**–**	–	**37,302**	–	**–**	–	**37,302**	–
Net unrealised losses/(gains) on trading securities	**44,393**	11,963	**3,261**	(819)	**–**	–	**–**	–	**47,654**	11,144
Net unrealised foreign exchange losses/(gains)	**59,421**	(3,261)	**–**	–	**(107)**	–	**–**	–	**59,314**	(3,261)
Segment assets	**437,714**	561,824	**78,663**	75,458	**21,131**	64,672	**11,796**	18,490	**549,304**	720,444
Interest in an associate	**–**	–	**30,039**	10,045	**–**	–	**–**	–	**30,039**	10,045
Unallocated assets									**13,103**	18,234
Total assets									**592,446**	748,723
Segment liabilities	**6,533**	6,088	**17,478**	20,358	**20,742**	23,079	**32**	984	**44,785**	50,509
Unallocated liabilities									**2,439**	–
Total liabilities									**47,224**	50,509
Capital expenditure incurred during the year	**20**	–	**500**	609	**5,573**	1,085	**–**	–	**6,093**	1,694

Notes to Financial Statements

31 December 2008

12. Segment Reporting (Cont'd)

Geographical segments

The Group's investing activities are mainly carried out in Hong Kong and Singapore. The hospitality related services are carried out by the subsidiaries based in the United States and Singapore. The education related services are carried out by a jointly controlled entity, mainly in Singapore and Hong Kong.

In presenting information on the basis of geographical segments, segment revenue in relation to investment holding is based on the geographical location of investments. Segment revenue in relation to hospitality related services is based on the geographical location of customers. Segment revenue in relation to education related services is based on the geographical location of courses being conducted. Segment assets and capital expenditure are based on the geographical location of the assets.

	Hong Kong		United States		Singapore		Others		Consolidated	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Revenue from external customers	**14,299**	19,208	**50,326**	58,832	**57,854**	27,214	**–**	–	**122,479**	105,254
Segment assets	**271,708**	389,939	**241,314**	240,255	**35,392**	90,250	**890**	–	**549,304**	720,444
Capital expenditure incurred during the year	**20**	–	**500**	609	**5,573**	1,085	**–**	–	**6,093**	1,694

13. Plant And Equipment

(a) The Group

	Plant, Machinery and Equipment HK$'000	Motor Vehicles HK$'000	Total HK$'000
Cost			
At 1 January 2007	9,683	6,426	16,109
Exchange adjustments	130	–	130
Acquisition of interest in a jointly controlled entity (Note 17)	1,465	–	1,465
Additions	1,694	–	1,694
Written off during the year	(293)	–	(293)
At 31 December 2007	12,679	6,426	19,105
At 1 January 2008	12,679	6,426	19,105
Exchange adjustments	(153)	–	(153)
Additions	4,145	250	4,395
At 31 December 2008	16,671	6,676	23,347

13. Plant And Equipment (Cont'd)

(a) The Group (Cont'd)

	Plant, Machinery and Equipment HK$'000	Motor Vehicles HK$'000	Total HK$'000
Accumulated depreciation and impairment losses			
At 1 January 2007	8,488	1,034	9,522
Exchange adjustments	42	–	42
Depreciation for the year	1,119	1,089	2,208
Written off during the year	(293)	–	(293)
At 31 December 2007	9,356	2,123	11,479
At 1 January 2008	9,356	2,123	11,479
Exchange adjustments	(79)	–	(79)
Depreciation for the year	2,304	1,129	3,433
Impairment losses during the year	902	–	902
At 31 December 2008	12,483	3,252	15,735
Net book value			
At 31 December 2008	4,188	3,424	7,612
At 31 December 2007	3,323	4,303	7,626

During the year, as a result of the loss incurred by the jointly controlled entity, the Group carried out an impairment assessment of the plant and equipment relating to the jointly controlled entity. The recoverable amount of the plant and equipment was estimated based on their fair value less costs to sell. Arising therefrom, an impairment loss of HK$902,000 (2007: HK$Nil) was recognised and has been included in "other net losses" in the consolidated income statement. The jointly controlled entity belongs to the "education-related services" segment of the Group.

(b) The Company

	Plant, Machinery and Equipment HK$'000	Motor Vehicles HK$'000	Total HK$'000
Cost			
At 1 January 2007	2,995	6,426	9,421
Written off	(43)	–	(43)
At 31 December 2007	2,952	6,426	9,378
At 1 January 2008	2,952	6,426	9,378
Additions	20	–	20
At 31 December 2008	2,972	6,426	9,398

Notes to Financial Statements

31 December 2008

13. Plant And Equipment (Cont'd)

(b) The Company (Cont'd)

	Plant, Machinery and Equipment HK$'000	Motor Vehicles HK$'000	Total HK$'000
Accumulated depreciation			
At 1 January 2007	2,930	1,034	3,964
Charge for the year	19	1,089	1,108
Written off	(43)	–	(43)
At 31 December 2007	2,906	2,123	5,029
At 1 January 2008	2,906	2,123	5,029
Charge for the year	28	1,090	1,118
Written off	–	–	–
At 31 December 2008	2,934	3,213	6,147
Net book value			
At 31 December 2008	38	3,213	3,251
At 31 December 2007	46	4,303	4,349

14. Intangible Assets

		The Group	
	Trademarks HK$'000	Development Costs HK$'000	Total HK$'000
Cost			
At 1 January 2007	1,057	–	1,057
Acquisition of interest in a jointly controlled entity (Note 17)	37,085	–	37,085
Exchange adjustments	1,707	–	1,707
At 31 December 2007	39,849	–	39,849
At 1 January 2008	39,849	–	39,849
Exchange adjustments	(107)	(44)	(151)
Additions through internal development	–	1,698	1,698
At 31 December 2008	39,742	1,654	41,396

14. Intangible Assets (Cont'd)

	The Group		
	Trademarks HK$'000	Development Costs HK$'000	Total HK$'000
Accumulated amortisation and impairment losses			
At 1 January 2007	755	–	755
Charge for the year	62	–	62
At 31 December 2007	817	–	817
At 1 January 2008	817	–	817
Exchange adjustments	(436)	–	(436)
Charge for the year	62	–	62
Impairment loss	37,302	–	37,302
At 31 December 2008	37,745	–	37,745
Net book value			
At 31 December 2008	1,997	1,654	3,651
At 31 December 2007	39,032	–	39,032

The amortisation charge for the year is included in "administrative expenses" in the consolidated income statement.

As at 31 December 2008, the intangible assets include the Group's share of the jointly controlled entity's trademarks and development costs amounting to HK$3,473,000 (2007: HK$37,085,000). The trademarks, with a carrying value of HK$1,819,000 (2007: HK$37,085,000) have indefinite useful lives and are not amortised.

There is no contractual or other legal rights that restrict the use of the trademarks and the jointly controlled entity has the requisite resources to manage the trademarks efficiently. The jointly controlled entity operates in an industry that is stable with regard to customer demand. While there may be demand fluctuations in the short run, demand is consistent in the industry in the long run.

Impairment test for trademarks with indefinite useful lives

The management tests the trademarks for impairment annually, or more frequently if there are indications that the trademarks might be impaired.

The recoverable amount of the trademarks is determined based on value-in-use calculations. These calculations use cash flow projections covering a five-year period.

Key assumptions used for value-in-use calculations:

	2008 %	2007 %
Average growth in revenue year-on-year	**(21)**	7
Gross profit margin	**60**	60
Discount rate	**8.7**	8.3

Notes to Financial Statements

31 December 2008

14. Intangible Assets (Cont'd)

Impairment test for trademarks with indefinite useful lives (Cont'd)

The growth in revenue and gross profit margin are based on past performance and management's expectations of market development. The discount rate used is pre-tax and reflects the specific risks relating to the jointly controlled entity.

Following the impairment test undertaken, an impairment loss of HK$37,302,000 (2007: HK$Nil) was recognised and has been included in "other net losses" in the consolidated income statement.

Any adverse change in assumptions could reduce the recoverable amount to below the present carrying amount. All assumptions are in line with the management's understanding of the business environment in which the jointly controlled entity operates. The key assumptions will be reviewed periodically in accordance with HKAS 36, *Impairment of Assets*.

The above estimates are particularly sensitive in the following areas:
- An increase of one percentage point in the discount rate used would have increased the impairment loss by HK$86,000.
- A 10% decrease in future planned revenues would have increased the impairment loss by HK$1,001,000.

15. Interests In Subsidiaries

	The Company	
	2008	**2007**
	HK$'000	**HK$'000**
Unlisted equity shares, at cost :		
At beginning of the year	**259,600**	220,860
Additions during the year	**–**	38,740
At end of the year	**259,600**	259,600
Less: Impairment loss	**(38,741)**	–
	220,859	259,600

During the year, the Company assessed the recoverable amount of its investments in subsidiaries. Based on the assessment, the Company recognised an impairment loss of HK$38,741,000 (2007: Nil) on its investment in a subsidiary. The impairment loss was quantified under the value-in-use method using management's estimates of the future underlying cash flows of the subsidiary and a discount rate of 8.7%.

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

15. Interests In Subsidiaries (Cont'd)

Company Name/ Principal Activities	Place of Incorporation and Operation	Particulars of Issued and Paid Up Capital	Proportion of Ownership Interest: Group's Effective Interest %	Held by Company %	Held by Subsidiary %
Principal direct and indirect subsidiaries					
SWAN Holdings Limited (Investment holding)	Bermuda	33,345,333 shares of US$1 each	85	85	–
SWAN USA, Inc. (Holding company)	United States of America	100 common stocks of US$0.01 each	85	–	100
Richfield Hospitality Inc. (Investment holding and provision of hospitality related services)	United States of America	100 common stocks of US$1,000.01 each	85	–	100
Sceptre Hospitality Resources Inc. (Provision of reservation system services)	United States of America	100 common stocks of US$0.01 each	85	–	100
CDL Hotels (Singapore) Pte Ltd (Property investment)	Singapore	2 ordinary shares with no par value	100	100	100

16. Interest In An Associate

	The Group 2008 HK$'000	The Group 2007 HK$'000
Unlisted shares, at cost	–*	–*
Share of net liabilities	**(3,653)**	(2,020)
Loan to an associate	**33,692**	12,065
	30,039	10,045

* Less than HK$1,000.

The loan to an associate is denominated in US dollars and is non-trade in nature, unsecured and interest-free. The settlement of the amount is neither planned nor likely to occur in the foreseeable future. As this amount is, in substance, a part of the Group's net investment in the associate, it is stated at cost less accumulated impairment losses.

Notes to Financial Statements

31 December 2008

16. Interest In An Associate (Cont'd)

Details of the Group's interest in an associate are as follows:

Name of Associate/ Principal Activities	Form of Business Structure	Place of Incorporation and Operation	Particulars of Issued and Paid Up Capital	Proportion of Ownership Interest Group's Effective Interest %	Proportion of Ownership Interest Held by Subsidiary %
Tune Hospitality Investments FZCO (To develop and own a portfolio of "no-frills" limited service hotels in ASEAN)	Incorporated	Dubai/ ASEAN	5 shares of Dhs 100,000 each	40	40

The summarised financial information in respect of the Group's associate is set out below:

2008	Assets HK$'000	Liabilities HK$'000	Equity HK$'000	Revenue HK$'000	Loss HK$'000
100 per cent	127,481	(136,612)	9,131	752	(2,662)
Group's effective interest	50,992	(54,645)	3,653	301	(1,065)
2007					
100 per cent	26,398	(31,448)	5,050	33	(6,195)
Group's effective interest	10,559	(12,579)	2,020	13	(2,478)

17. Interest In A Jointly Controlled Entity

Details of the Group's interest in the jointly controlled entity are as follows:

Name of Jointly Controlled Entity/ Principal Activities	Form of Business Structure	Place of Incorporation and Operation	Particulars of Issued and Paid Up Capital	Proportion of Ownership Interest Group's Effective Interest %	Proportion of Ownership Interest Held by Subsidiary %
MindChamps Holdings Pte. Ltd. (Provision of education and learning related services)	Incorporated	Singapore	15,000,000 shares	50	50

17. Interest In A Jointly Controlled Entity (Cont'd)

On 1 June 2007, the Group acquired a 50% equity interest in MindChamps Holdings Pte. Ltd. The effect of the acquisition of the interest in the jointly controlled entity is set out below:

	Fair value and carrying amounts HK$'000
Plant and equipment	1,465
Intangible assets	37,085
Trade and other receivables	12,876
Trade and other payables	(12,876)
Net identifiable assets and liabilities – Group's 50% share	38,550
Consideration paid, satisfied in cash	38,550

Summary financial information on jointly controlled entity – the Group's effective interest:

	2008 HK$'000	**2007 HK$'000**
Non-current assets	**6,679**	41,948
Current assets	**14,452**	23,823
Current liabilities	**(21,131)**	(23,079)
Net assets	**-**	42,692
Turnover	**46,940**	22,693
Expenses	**(89,945)**	(20,409)
(Loss)/Profit for the year	**(43,005)**	2,284

Notes to Financial Statements

31 December 2008

18. Deferred Tax Assets

(a) *Deferred tax assets recognised:*

The Group

The components of deferred tax assets recognised in the consolidated balance sheet and the movements during the year are as follows:

	Tax losses HK$'000	Deductible temporary differences HK'$000	Investment allowances HK'$000	Total HK$'000
Deferred tax arising from:				
At 1 January 2007	18,181	2,902	–	21,083
(Charged)/credited to profit or loss	(3,511)	(835)	1,059	(3,287)
Exchange adjustments	61	9	40	110
At 31 December 2007	14,731	2,076	1,099	17,906
At 1 January 2008	14,731	2,076	1,099	17,906
(Charged)/credited to profit or loss	(3,705)	(62)	(1,097)	(4,864)
Exchange adjustments	(86)	(14)	(2)	(102)
At 31 December 2008	10,940	2,000	–	12,940

(b) *Deferred tax assets not recognised:*

The following temporary differences have not been recognised:

	The Group	
	2008 HK$'000	2007 HK$'000
Tax losses	**3,945**	3,882
Investment allowances	**3,336**	–
	7,281	3,882

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the Group and the Company can utilise the benefits. The tax losses and investment allowances do not expire under the respective countries' tax legislations.

19. Trading Securities

	The Group		The Company	
	2008	2007	2008	2007
	HK$'000	HK$'000	HK$'000	HK$'000
Equity securities (at market value)				
- Listed outside Hong Kong				
- fellow subsidiaries	**28,324**	67,725	**28,324**	67,725
Other securities (at market value)				
- Unlisted	**31,532**	46,501	**25,632**	38,898
	59,856	114,226	**53,956**	106,623

Included in other financial assets is an amount of HK$5,900,000 (2007: HK$7,603,000) relating to investment securities held in respect of the Group's defined contribution plan (see note 27).

20. Trade And Other Receivables

	The Group		The Company	
	2008	2007	2008	2007
	HK$'000	HK$'000	HK$'000	HK$'000
Trade receivables	**15,792**	16,791	**52**	737
Less				
Allowance for doubtful debts (note 20(b))	**(335)**	(219)	**–**	–
	15,457	16,572	**52**	737
Other receivables, deposits and prepayments	**10,713**	10,145	**1,190**	1,815
Amounts owing by subsidiaries	**–**	–	**44,450**	32,034
Amounts owing by affiliated companies	**782**	652	**337**	184
Amounts owing by other shareholder of jointly controlled entity	**670**	885	**–**	–
	27,622	28,254	**46,029**	34,770

All trade and other receivables are expected to be recovered within one year. The amounts owing by subsidiaries, affiliated companies and other shareholder of jointly controlled entity are unsecured, interest-free and repayable on demand.

Affiliated companies comprise subsidiaries of the holding company.

Notes to Financial Statements

31 December 2008

20. Trade And Other Receivables (Cont'd)

(a) Ageing analysis

The ageing analysis of trade receivables (net of impairment losses) is as follows:

	The Group		The Company	
	2008	**2007**	**2008**	**2007**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Current or less than 1 month overdue	**9,959**	11,654	**22**	40
1 to 3 months overdue	**5,111**	1,873	**–**	681
More than 3 months overdue but less than 12 months overdue	**387**	3,045	**30**	16
	15,457	16,572	**52**	737

The Group's credit policy is set out in note 24. Trade receivables are due within 30 days from the date of billing.

(b) Impairment of trade receivables

Impairment losses in respect of trade receivables are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade debtors directly.

The movement in the allowance for doubtful debts during the year is as follows:

	The Group		The Company	
	2008	**2007**	**2008**	**2007**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
At 1 January	**219**	949	**–**	–
Impairment loss recognised	**222**	211	**–**	–
Uncollected amounts written off	**(101)**	(944)	**–**	–
Exchange adjustments	**(5)**	3	**–**	–
At 31 December	**335**	219	**–**	–

(c) Trade receivables that are not impaired

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired are as follows:

	The Group		The Company	
	2008	**2007**	**2008**	**2007**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Neither past due nor impaired	**9,832**	6,818	**22**	40
Less than 1 month overdue	**127**	4,836	**–**	–
1 to 3 months overdue	**5,111**	1,873	**–**	681
	5,238	6,709	**–**	681
	15,070	13,527	**22**	721

20. Trade And Other Receivables (Cont'd)

(c) Trade receivables that are not impaired (Cont'd)

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to customers having a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

21. Cash And Cash Equivalents

	The Group		The Company	
	2008	2007	2008	2007
	HK$'000	HK$'000	HK$'000	HK$'000
Deposits with banks and other financial institutions	**399,967**	449,995	**204,486**	277,086
Cash at bank and in hand	**38,987**	63,838	**11,790**	6,232
	438,954	513,833	**216,276**	283,318

The weighted average effective interest rates per annum relating to cash and cash equivalents at the balance sheet date for the Group and the Company are 1.26% (2007: 4.75%) and 1.44% (2007: 5.05%) respectively. Interest rates reprice within twelve months.

22. Trade And Other Payables

	The Group		The Company	
	2008	2007	2008	2007
	HK$'000	HK$'000	HK$'000	HK$'000
Trade payables	**2,294**	6,218	**-**	70
Other payables and accrued charges	**41,808**	44,291	**7,394**	7,251
Amounts owing to affiliated companies	**683**	–	**683**	–
	44,785	50,509	**8,077**	7,321

All of the trade and other payables are expected to be settled within one year. The amounts owing to affiliated companies are unsecured, interest-free and repayable on demand.

Included in trade and other payables are trade payables with the following ageing analysis as of the balance sheet date:

	The Group		The Company	
	2008	2007	2008	2007
	HK$'000	HK$'000	HK$'000	HK$'000
Due within 1 month or on demand	**44,075**	48,140	**7,533**	7,205
Due after 1 month but within 3 months	**110**	2,049	**48**	78
Due after 3 months but within 6 months	**600**	320	**496**	38
	44,785	50,509	**8,077**	7,321

Notes to Financial Statements

31 December 2008

23. Capital And Reserves

(a) The Group

	Share Capital HK$'000	Capital Redemption Reserve HK$'000	Exchange Reserve HK$'000	Revenue Reserve HK$'000	Total HK$'000	Minority Interests HK$'000	Total Equity HK$'000
At 1 January 2007	383,126	–	(38)	285,832	668,920	33,430	702,350
Dividends approved in respect of the previous financial year (Note 10(b))	–	–	–	(22,988)	(22,988)	–	(22,988)
Profit for the year	–	–	–	14,091	14,091	2,116	16,207
Exchange differences on translation of financial statements of foreign subsidiaries	–	–	2,308	–	2,308	114	2,422
Exchange differences on monetary items forming part of net investment in a foreign operation	–	–	223	–	223	–	223
At 31 December 2007	383,126	–	2,493	276,935	662,554	35,660	698,214
At 1 January 2008	383,126	–	2,493	276,935	662,554	35,660	698,214
Dividends approved in respect of the previous financial year (Note 10(b))	–	–	–	(11,494)	(11,494)	–	(11,494)
Purchase of own shares:							
- par value paid	(676)	–	–	–	(676)	–	(676)
- premium paid	–	–	–	(20)	(20)	–	(20)
- transfer between reserves	–	676	–	(676)	–	–	–
(Loss)/Profit for the year	–	–	–	(138,991)	(138,991)	313	(138,678)
Exchange differences on translation of financial statements of foreign subsidiaries	–	–	(1,706)	–	(1,706)	(245)	(1,951)
Exchange differences on monetary items forming part of net investment in a foreign operation	–	–	(173)	–	(173)	–	(173)
At 31 December 2008	382,450	676	614	125,754	509,494	35,728	545,222

23. Capital And Reserves (Cont'd)

(b) The Company

	Share Capital HK$'000	Capital Redemption Reserve HK$'000	Revenue Reserve HK$'000	Total HK$'000
At 1 January 2007	383,126	–	286,375	669,501
Dividends approved in respect of the previous financial year (Note 10(b))	–	–	(22,988)	(22,988)
Profit for the year	–	–	34,826	34,826
At 31 December 2007	383,126	–	298,213	681,339
At 1 January 2008	383,126	–	298,213	681,339
Dividends approved in respect of the previous financial year (Note 10(b))	–	–	(11,494)	(11,494)
Purchase of own shares:				
- par value paid	(676)	–	–	(676)
- premium paid	–	–	(20)	(20)
- transfer between reserves	–	676	(676)	–
Loss for the year	–	–	(138,439)	(138,439)
At 31 December 2008	382,450	676	147,584	530,710

(c) Share capital

(i) Authorised and issued share capital

	The Company			
	2008		2007	
	No. of shares	HK$'000	No. of shares	HK$'000
Authorised:				
Ordinary shares of HK$1 each	**2,720,615,042**	**2,720,615**	2,720,615,042	2,720,615
Ordinary shares, issued and fully paid:				
At 1 January	**383,125,524**	**383,126**	383,125,524	383,126
Shares repurchased	**(676,000)**	**(676)**	–	–
At 31 December	**382,449,524**	**382,450**	383,125,524	383,126

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

Notes to Financial Statements

31 December 2008

23. Capital And Reserves (Cont'd)

(c) Share capital (Cont'd)

(ii) Purchase of own shares

During the year, the Company purchased its own ordinary shares on The Stock Exchange of Hong Kong Limited as follows:

Month of the repurchases	Total number of ordinary shares repurchased '000	Highest price paid per share HK$	Lowest price paid per share HK$	Aggregate price paid HK$'000
April 2008	440	1.02	1.01	446
May 2008	142	1.01	1.01	143
July 2008	94	1.10	1.10	103
	676			692

The repurchased shares were cancelled and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. An amount equivalent to the par value of the cancelled shares of HK$676,000 was transferred from revenue reserve to the capital redemption reserve. The premium paid on the repurchased shares and the transaction costs of HK$16,000 and HK$4,000, respectively, were deducted from the revenue reserve.

(iii) Share option scheme

The Share Option Scheme (the "2005 Scheme") for eligible persons, including employees (including the executive directors) and non-executive directors of the Company and its associates, was adopted by the Company on 27 April 2005 ("Adoption Date"). Under the 2005 Scheme, the maximum number of shares that may be granted by the Directors shall not exceed 10% of the share capital of the Company in issue at the Adoption Date unless the Company obtains a fresh approval from its Shareholders. The maximum number of Shares which may be issued upon exercise of all outstanding options and yet to be exercised under the 2005 Scheme and any other option scheme(s) of the Company shall not in aggregate exceed 30% of the Shares in issue from time to time. The subscription price of shares under the 2005 Scheme shall not be less than the highest of: (i) the official closing price of the Shares as stated in daily quotations sheet of the Stock Exchange on the Offer Date; (ii) the average of the official closing price of the Shares as stated in daily quotations sheets of the Stock Exchange for the 5 business days immediately preceding the Offer Date; and (iii) the nominal value of a Share. The Executive Share Option Scheme (the "1997 Scheme") adopted by the Company on 11 June 1997 was terminated upon the 2005 Scheme becoming effective.

Throughout the financial year, no share option was granted and outstanding.

(d) Nature and purpose of reserves

(i) Capital redemption reserve

Capital redemption reserve represents the nominal value of the shares repurchased which has been paid out of the distributable reserves of the Company.

(ii) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations and exchange differences on monetary items which form part of the Group's net investment in foreign operations, provided certain conditions are met. The reserve is dealt with in accordance with the accounting policy set out in note 2(t).

23. Capital And Reserves (Cont'd)

(e) Distributability of reserves

At 31 December 2008, the aggregate amount of reserves available for distribution to equity shareholders of the Company was HK$147,584,000 (2007: HK$298,213,000).

(f) Capital management

The Group's primary objectives when managing capital are to safeguard the Group's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost. The Group's capital comprises its equity.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group monitors its capital structure on the basis of net debt-to-adjusted capital ratio. It is the Group's strategy to keep the net debt-to-adjusted capital ratio as low as feasible. In order to maintain or adjust the ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt. As at 31 December 2008, the Group did not have any net debt.

Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

24. Financial Risk Management

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group's business. The Group is also exposed to equity price risk arising from its equity investments in other entities and movements in its own equity share price.

These risks are limited by the Group's financial management policies and practices described below.

(a) Credit risk

The Group's credit risk is primarily attributable to trade and other receivables and listed debt investments. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 1 month from the date of billing. Debtors with balances that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

Investments are normally only in liquid securities and with counterparties that have a credit rating equal to or better than the Group. Transactions involving derivative financial instruments are with counterparties with sound credit ratings and with whom the Group has a signed netting agreement. Given their high credit ratings, management does not expect any investment counterparty to fail to meet its obligations.

The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry and country in which customers operate also has an influence on credit risk but to a lesser extent. At the balance sheet date, the Group has a certain concentration of credit risk as 17% (2007: 6%) and 31% (2007: 17%) of the total trade receivables was due from the Group's largest customer and the five largest customers respectively within the hospitality business segment.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet after deducting any impairment allowance.

Further quantitative disclosure in respect of the Group's exposure to credit risk arising from trade receivables are set out in note 20.

Notes to Financial Statements

31 December 2008

24. Financial Risk Management (Cont'd)

(b) Equity price risk

The Group is exposed to equity price changes arising from equity investments classified as trading securities (see note 19).

The Group's listed equity investments are listed on the London Stock Exchange and The Philippine Stock Exchange, Inc.. Decisions to buy or sell trading securities are based on daily monitoring of the performance of individual securities compared to other industry indicators, as well as the Group's liquidity needs.

At 31 December 2008, a 5% increase in the underlying equity prices of the equity investments listed on the London Stock Exchange at the reporting date would decrease the Group's and the Company's loss after tax and increase the Group's and the Company's revenue reserve by approximately HK$1,386,000. At 31 December 2007, a 5% increase in the underlying equity prices of the equity investments listed on the London Stock Exchange at the reporting date would increase the Group's and the Company's profit after tax and revenue reserve by approximately HK$3,346,000. There is no impact on the other components of consolidated equity for both years. The analysis assumes that all other variables remain constant.

A 5% decrease in the underlying equity prices of the equity investments listed on the London Stock Exchange at the reporting date, with all other variables held constant, would have an equal but opposite effect on the Group's and the Company's loss/profit after tax and revenue reserve.

In respect of the Group's equity investment listed on The Philippine Stock Exchange, Inc., based on the historical trend analysis, management does not expect significant equity price movements on this investment and hence, any significant impact on the Group's and the Company's loss after tax, revenue reserve and other components of consolidated equity, assuming that all other variables remain constant.

The Group also holds investments in unlisted marketable equity mutual funds. Included in such investments is an amount of HK$5,900,000 (2007: HK$7,603,000) relating to investments held in respect of the Group's defined contribution plan. Any movement in the equity price would not have any impact on the Group's loss after tax as there would be an equal and opposite change in the staff costs (note 5) in response to the changes in the equity price. At 31 December 2008, a 5% increase in the net asset value of the remaining balance of the investments in unlisted marketable equity mutual funds at the reporting date would decrease the Group's and the Company's loss after tax and increase the Group's and the Company's revenue reserve by approximately HK$1,282,000. At 31 December 2007, a 10% increase in the net asset value of the remaining balance of the investments in unlisted marketable equity mutual funds at the reporting date would increase the Group's and the Company's profit after tax and revenue reserve by approximately HK$3,890,000. There is no impact on the other components of consolidated equity for both years. The analysis assumes that all other variables remain constant.

A 5% (2007:10%) decrease in the net asset value of the remaining balance in unlisted marketable equity mutual funds at the reporting date, with all other variables held constant, would have had the equal but opposite effect on the Group's and the Company's loss/profit after tax and revenue reserve.

The sensitivity analysis has been determined assuming that the reasonably possible changes in stock prices, net asset values or other risk variables had occurred at the balance sheet date and had been applied to the exposure to equity price risk in existence at that date. The stated changes represent management's assessment of reasonably possible changes in the relevant stock price, net asset value or the relevant risk variables over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2007.

24. Financial Risk Management (Cont'd)

(c) Liquidity risk

Individual operating entities within the Group are responsible for their own cash management, including the short term investment of cash surpluses. The Group's policy is to regularly monitor current and expected liquidity requirements, to ensure that it maintains sufficient reserves of cash and readily realisable marketable securities to meet its liquidity requirements in the short and longer term.

The total contractual undiscounted cash flows of the Group's and the Company's non-derivative financial liabilities are the same as their carrying amounts as their remaining contractual maturities are within one year.

(d) Interest rate risk

The Group is affected by changes in interest rates to the extent such changes have on interest on its cash balances and debt investments.

The weighted average effective interest rates per annum relating to cash and cash equivalents at the balance sheet date is set out in note 21.

Sensitivity analysis

In managing interest rate risk the Group aims to reduce the impact of short term fluctuations on the Group's earnings. Over the longer term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

At 31 December 2008, it is estimated that a general increase of one hundred basis points in interest rates on the Group's and the Company's cash balances would decrease the Group's and the Company's loss after tax and increase the Group's and the Company's revenue reserve by approximately HK$4,338,000 so far as the effect on interest-bearing financial instruments is concerned. At 31 December 2007, it is estimated that a general increase of one hundred basis points in interest rates on the Group's and the Company's cash balances would increase the Group's and the Company's profit after tax and revenue reserve by approximately HK$4,946,000 so far as the effect on interest-bearing financial instruments is concerned. There is no impact on the other components of consolidated equity for both years. The analysis assumes that all other variables remain constant.

A general decrease of one hundred basis points in interest rates of the Group's and the Company's cash balances, with all other variables held constant, would have had the equal but opposite effect on the Group's and the Company's loss/profit after tax and revenue reserve.

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for financial instruments in existence at that date. The one hundred basis points increase (decrease) represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2007.

Notes to Financial Statements

31 December 2008

24. Financial Risk Management (Cont'd)

(e) Foreign currency risk

The Group is exposed to foreign currency risk through deposits and withdrawals of fixed deposits, sales and purchases of the trading securities that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to these risks are Sterling Pound, Singapore Dollar, Philippine Peso and Euro.

When necessary, the Group uses forward exchange contracts to hedge its specific currency risks. However, forward exchange contracts that do not qualify for hedge accounting are accounted for as trading instruments. As at 31 December 2008, the Group had no outstanding forward exchange contracts.

(i) Recognised assets and liabilities

In respect of trade receivables and payables held in currencies other than the functional currency of the operations to which they relate, the Group ensures that the net exposure is kept to an acceptable level.

(ii) Exposure to foreign currency risk

The following table details the Group's and the Company's exposure at the balance sheet date to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate to.

The Group	**2008**				**2007**			
	Sterling Pound '000	**Singapore Dollar '000**	**Philippine Peso '000**	**Euro '000**	**Sterling Pound '000**	**Singapore Dollar '000**	**Philippine Peso '000**	**Euro '000**
Trading securities	2,425	–	3,763	–	4,319	–	4,312	–
Trade and other receivables	11	245	–	3	47	268	–	13
Cash and cash equivalents	10,287	14,304	–	5,280	10,539	166	–	5,059
Trade and other payables	–	(407)	–	–	(4)	(193)	–	–
Overall exposure arising from recognised assets and liabilities	12,723	14,142	3,763	5,283	14,901	241	4,312	5,072
The Company								
Trading securities	2,425	–	3,763	–	4,319	–	4,312	–
Trade and other receivables	11	245	–	3	47	268	–	13
Cash and cash equivalents	10,287	1,308	–	5,280	10,539	166	–	5,059
Trade and other payables	–	(407)	–	–	(4)	(193)	–	–
Overall exposure arising from recognised assets and liabilities	12,723	1,146	3,763	5,283	14,901	241	4,312	5,072

24. Financial Risk Management (Cont'd)

(e) Foreign currency risk (Cont'd)

(iii) Sensitivity analysis

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the Group's and the Company's exposure to currency risk for financial instruments in existence at that date.

A 10% strengthening of the following foreign currencies against the functional currency of each of the Group's entities at the balance sheet date would impact the Group's and the Company's loss/profit after tax and revenue reserve by the amounts shown below. There is no impact on the other components of consolidated equity. The analysis assumes that all other variables, in particular, interest rates, remain constant.

	Decrease in loss after tax and increase in revenue reserve	**Increase in profit after tax and revenue reserve**
The Group	**2008**	**2007**
	HK$'000	**HK$'000**
Sterling Pound	**14,545**	23,089
Singapore Dollar	**7,583**	130
Philippine Peso	**60**	80
Euro	**5,740**	5,729
The Company		
Sterling Pound	**14,545**	23,089
Singapore Dollar	**614**	130
Philippine Peso	**60**	80
Euro	**5,740**	5,729

A 10% weakening of the above currencies against the functional currency of each of the Group's entities at the balance sheet date would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables, in particular, interest rates, remain constant.

The stated changes represent management's assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. In this respect, it is assumed that the pegged rate between the Hong Kong dollar and the United States dollar would be materially unaffected by any changes in movement in value of the United States dollar against other currencies. Results of the analysis as presented in the above table represent the effect of the Group's and the Company's loss/profit after tax and revenue reserve measured in the respective foreign currencies, translated into Hong Kong dollar at the exchange rate ruling at the balance sheet date for presentation purposes. The analysis is performed on the same basis for 2007.

Notes to Financial Statements

31 December 2008

24. Financial Risk Management (Cont'd)

(f) Fair values

All financial instruments are carried at amounts not materially different from their fair values as at 31 December 2008 and 2007.

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments.

(i) Securities

The fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value is estimated using valuation technique, which includes recent market transactions, pricing models or discounted cash flow analysis.

(ii) Other financial assets and liabilities

The carrying amounts of financial assets and liabilities with maturity of less than one year (including trade and other receivables, cash and cash equivalents and trade and other payables) are assumed to approximate their fair values.

25. Material Related Party Transactions

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions:

	The Group	
	2008	**2007**
	HK$'000	**HK$'000**
Affiliated companies		
Dividend income	**2,047**	2,044
Income from provision of hospitality and other related services	**3,246**	3,503

The Group's 50% jointly controlled entity, MindChamps deposited cash with a related financial institution amounting to HK$8.0 million as at 31 December 2008 (2007: HK$2.6 million). During the year, interest income of HK$0.10 million (2007: Nil) was received.

Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company's directors as disclosed in note 7 and certain of the highest paid employees as disclosed in note 8, is as follows:

	The Group	
	2008	**2007**
	HK$'000	**HK$'000**
Short-term employee benefits	**3,799**	3,879

Total remuneration is included in "staff costs" (see note 5).

26. Commitments

(a) ***Capital commitments outstanding at 31 December 2008 not provided for in the financial statements were as follows:***

	The Group	
	2008	**2007**
	HK$'000	**HK$'000**
Commitments in respect of capital contribution to an associate	**121,000**	144,000

(b) ***At 31 December 2008, the total future minimum lease payments under non-cancellable operating leases payable as follows:***

	The Group	
	2008	**2007**
	HK$'000	**HK$'000**
Within 1 year	**8,404**	4,850
After 1 year but within 5 years	**9,673**	7,685
	18,077	12,535

The minimum lease payments include the Group's share of the jointly controlled entity operating lease rental for office space and premises amounting to HK$14,728,000 (2007: HK$9,089,000). The leases expire between 2010 and 2012.

The Group's other leases run for a period of between two to five years. One of the leases include an option to renew the lease on expiry. The leases do not include any contingent rental.

27. Employee Retirement Benefits

In United States, the Group operates a defined contribution plan (the "Plan"). Under the Plan, employees may elect to contribute a percentage of their regular compensation to the Plan and to direct the distribution of these amounts among the Plan's investment options. The Group matches 50% of each employee's contributions up to a maximum of 6% of the employee's annual base compensation.

At the balance sheet date, approximately HK$5,900,000 (2007: HK$7,603,000) has been included in trading securities (see note 19).

28. Immediate And Ultimate Holding Companies

The immediate holding company at 31 December 2008 is City Developments Limited. The Directors consider the ultimate holding company at 31 December 2008 to be Hong Leong Investment Holdings Pte. Ltd. Both companies are incorporated in the Republic of Singapore. The immediate holding company produces financial statements available for public use.

29. Subsequent Event

Subsequent to the balance sheet date, the Group sold one unit of its residential property held for resale for a consideration of HK$6.4 million giving rise to a gain of approximately HK$0.3 million (net of estimated disposal costs).

Notes to Financial Statements

31 December 2008

30. Accounting Estimates And Judgements

Notes 13, 14 and 15 contain information about the assumptions and the risk factors relating to impairment of plant and equipment, intangible assets and interests in subsidiaries.

31. Possible Impact Of Amendments, New Standards And Interpretations Issued But Not Yet Effective For The Year Ended 31 December 2008

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2008 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to result in a restatement of the Group's results and financial position.

In addition, the following developments are expected to result in amended disclosures in the financial statements, including restatement of comparative amounts in the first period of adoption:

	Effective for accounting periods beginning on or after
HKFRS 8, *Operating segments*	1 January 2009
HKAS 1 (revised 2007), *Presentation of financial statements*	1 January 2009

32. Comparative Figures

The following comparative figures in the consolidated cash flow statement have been reclassified to better reflect the substance of the transaction undertaken.

	As previously reported HK$ '000	Reclassification HK$ '000	As restated HK$ '000
Consolidated cash flow statement			
Changes in working capital			
Properties held for resale	–	(16,663)	(16,663)
Investing activities			
Payment for purchase of properties held for resale	(16,663)	16,663	–

Produced by
Group Corporate Affairs,
Hong Leong Group Singapore
www.hongleong.com.sg

Designed by
Pinkocchio Pte Ltd

www.ceslimited.com

File No.: 82-3667

(2)

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

2008 FINAL RESULTS — ANNOUNCEMENT AUDITED ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2008

RESULTS

The Directors of City e-Solutions Limited (the "Company") announce the following final audited annual results of the Company, its subsidiaries and its jointly controlled entity (the "Group") and the Group's interest in an associate for the year ended 31 December 2008 together with comparative figures.

Consolidated Income Statement

	Note	2008 HK$'000	2007 HK$'000
Turnover	1	122,479	105,254
Cost of sales		(34,647)	(22,189)
Gross profit		87,832	83,065
Other net losses	2	(143,271)	(5,265)
Administrative expenses		(74,664)	(56,627)
(Loss)/Profit from operations		(130,103)	21,173
Share of losses of associate		(1,065)	(2,478)
(Loss)/Profit before taxation	3	(131,168)	18,695
Income tax	4	(7,510)	(2,488)
(Loss)/Profit for the year		(138,678)	16,207
Attributable to:			
Equity shareholders of the Company		(138,991)	14,091
Minority interests		313	2,116
(Loss)/Profit for the year		(138,678)	16,207
Dividends payable to equity shareholders of the Company attributable to the year:	5		
Final dividend proposed after the balance sheet date HK Nil cents per share (2007: HK3 cents per share)		—	11,494
(Loss)/Earnings per share	6		
Basic		(36.32) cents	3.68 cents

Balance Sheets

	Note	The Group 2008 HK$'000	The Group 2007 HK$'000	The Company 2008 HK$'000	The Company 2007 HK$'000
Non-current assets					
Plant and equipment		7,612	7,626	3,251	4,349
Intangible assets		3,651	39,032	—	—
Interests in subsidiaries		—	—	220,859	259,600
Interest in associate	7	30,039	10,045	—	—
Deferred tax assets		12,940	17,906	—	—
Total non-current assets		54,242	74,609	224,110	263,949
Current assets					
Properties held for resale		11,609	17,473	—	—
Trading securities		59,856	114,226	53,956	106,623
Trade and other receivables	8	27,622	28,254	46,029	34,770
Current tax recoverable		163	328	—	—
Cash and cash equivalents		438,954	513,833	216,276	283,318
		538,204	674,114	316,261	424,711
Current liabilities					
Trade and other payables	9	(44,785)	(50,509)	(8,077)	(7,321)
Provision for taxation		(2,439)	—	(1,584)	—
		(47,224)	(50,509)	(9,661)	(7,321)
Net current assets		490,980	623,605	306,600	417,390
Total assets less current liabilities		545,222	698,214	530,710	681,339
NET ASSETS		545,222	698,214	530,710	681,339
CAPITAL AND RESERVES					
Share capital		382,450	383,126	382,450	383,126
Reserves		127,044	279,428	148,260	298,213
Total equity attributable to equity shareholders of the Company		509,494	662,554	530,710	681,339
Minority interests		35,728	35,660	—	—
TOTAL EQUITY		545,222	698,214	530,710	681,339

1. Included in turnover are dividends and interest income amounting to HK$16.4 million (2007: HK$29.4 million). The analysis of the business and geographical segments of the operations of the Company, its subsidiaries and its jointly controlled entity during the financial year are as follows:

a) Business segments

	Investment Holding		Hospitality Related Services		Education Related Services		Property Investment		Consolidated	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	16,434	29,423	49,364	53,166	46,830	22,665	9,851	—	122,479	105,254
(Loss)/Profit from operations	(101,241)	7,960	9,154	12,573	(41,509)	1,225	3,493	(585)	(130,103)	21,173
Share of losses of associate	—	—	(1,065)	(2,478)	—	—	—	—	(1,065)	(2,478)
(Loss)/Profit before taxation									(131,168)	18,695
Income tax									(7,510)	(2,488)
(Loss)/Profit after taxation									(138,678)	16,207
Significant Non-Cash transactions										
Depreciation and amortisation for the year	1,118	1,108	615	585	1,762	577	—	—	3,495	2,270
Impairment losses on										
- plant and equipment	—	—	—	—	902	—	—	—	902	—
- intangible assets	—	—	—	—	37,302	—	—	—	37,302	—
Net unrealised losses/(gains) on trading securities	44,393	11,963	3,261	(819)	—	—	—	—	47,654	11,144
Net unrealised foreign exchange losses/(gains)	59,421	(3,261)	—	—	(107)	—	—	—	59,314	(3,261)
Segment assets	437,714	561,824	78,663	75,458	21,131	64,672	11,796	18,490	549,304	720,444
Interest in associate	—	—	30,039	10,045	—	—	—	—	30,039	10,045
Unallocated assets									13,103	18,234
Total assets									592,446	748,723
Capital expenditure incurred during the year	20	—	500	609	5,573	1,085	—	—	6,093	1,694

b) Geographical segments

	Hong Kong		United States		Singapore		Others		Consolidated	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	14,299	19,208	50,326	58,832	57,854	27,214	—	—	122,479	105,254
Segment assets	271,708	389,939	241,314	240,255	35,392	90,250	890	—	549,304	720,444
Capital expenditure incurred during the year	20	—	500	609	5,573	1,085	—	—	6,093	1,694

2. Other net losses

	2008	2007
	HK$'000	*HK$'000*
Advisory fee	—	1,441
Membership fees from education advisors	1,802	862
Net loss on forward foreign exchange contracts	—	(404)
Net realised and unrealised losses on trading securities	(47,589)	(16,086)
Net realised and unrealised foreign exchange (losses)/gains	(58,852)	8,666
Impairment losses on		
— plant and equipment	(902)	—
— intangible assets	(37,302)	—
Others	(428)	256
	(143,271)	(5,265)

3. (Loss)/Profit before taxation

(Loss)/Profit before taxation is arrived at after charging:

	2008	2007
	HK$'000	*HK$'000*
Amortisation of intangible assets	62	62
Depreciation of plant and equipment	3,433	2,208
Dividends and interest income	16,434	29,423

4. **Income tax**

	2008	2007
	HK$'000	*HK$'000*
Current tax — Hong Kong		
Over-provision in respect of prior years	—	(1,025)
Current tax — Overseas		
Provision for the year	1,140	226
Under-provision in respect of prior years	1,506	—
	2,646	226
Deferred tax		
Origination and reversal of temporary differences	47	835
Reduction in tax rate	825	—
Utilisation of deferred tax assets previously recognised	2,895	3,511
Reversal/(Recognition) of deferred tax assets	1,097	(1,059)
	4,864	3,287
	7,510	2,488

The provision for Hong Kong Profit Tax is calculated at 16.5% (2007: 17.5%) of the estimated assessable profits for the year ended 31 December 2008. There are no estimated assessable profits for the year ended 31 December 2008 and accordingly there is no provision for Hong Kong tax profit.

Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

5. **Dividends**

a) *Dividends payable to equity shareholders of the Company attributable to the year*

The directors of the Company have resolved not to propose any final dividend for the year ended 31 December 2008 (2007: HK3 cents per share).

No interim dividend was paid for the year ended 31 December 2008 (2007: HK Nil cents).

b) *Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year*

	2008 *HK$'000*	2007 *HK$'000*
Final dividends in respect of the previous financial year, approved and paid during the year, of HK3 cents per share (2007: HK6 cents per share)	11,494	22,988

6. **(Loss)/Earnings per share**

a) **Basic (loss)/ earnings per share**

The calculation of basic (loss)/earnings per share is based on loss attributable to equity shareholders of the Company of HK$139.0 million (2007: profit of HK$14.1 million) and on the weighted average number of ordinary shares of 382,692,688 (2007: 383,125,524) in issue during the year.

b) **Diluted (loss)/earnings per share**

Diluted (loss)/earnings per share is not applicable as there are no dilutive potential ordinary shares during the financial year.

7. **Interest in associate**

	2008 *HK$'000*	2007 *HK$'000*
Unlisted shares, at cost	—*	—*
Share of net liabilities	(3,653)	(2,020)
Loan to associate	33,692	12,065
	30,039	10,045

* Less than HK$1,000.

8. **Trade and other receivables**

Included in trade and other receivables are trade receivables (net of impairment losses) with the following ageing analysis:

	2008 *HK$'000*	2007 *HK$'000*
Current or less than 1 month overdue	9,959	11,654
1 to 3 months overdue	5,111	1,873
More than 3 months overdue but less than 12 months overdue	387	3,045
Total trade receivables, less impairment losses	15,457	16,572
Other receivables, deposits and prepayments	10,713	10,145
Amounts owing by affiliated companies	782	652
Amounts owing by other shareholder of jointly controlled entity	670	885
	27,622	28,254

In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 1 month from the date of billing. Debtors with balances that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

9. Trade and other payables

	2008 *HK$'000*	2007 *HK$'000*
Due within 1 month or on demand	44,075	48,140
Due after 1 month but within 3 months	110	2,049
Due after 3 months but within 6 months	600	320
	44,785	50,509

10. **Purchase of own shares**

During the year, the Company purchased its own shares on The Stock Exchange of Hong Kong Limited as follows:

Month of the repurchases	Total number of ordinary shares repurchased	Highest price paid per share	Lowest price paid per share	Aggregate consideration
	'000	*HK$*	*HK$*	*HK$'000*
April 2008	440	1.02	1.01	446
May 2008	142	1.01	1.01	143
July 2008	94	1.10	1.10	103
	676			692

The repurchased shares were cancelled and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. An amount equivalent to the par value of the cancelled shares of HK$676,000 was transferred from retained profits to the capital redemption reserve. The premium paid on the repurchased shares and the transaction costs of HK$16,000 and HK$4,000, respectively, were deducted from the retained profits.

11. **Commitment**

As at 31 December 2008, the Group has outstanding capital contribution to an associate of approximately HK$121.0 million (as at 31 Dec 2007: HK$144.0 million) pursuant to the shareholders' agreement entered into on 25 June 2007.

12. **Subsequent event**

Subsequent to the balance sheet date, the Group sold one unit of its residential property held for resale for a consideration of HK$6.4 million giving rise to a gain of approximately HK$0.3 million (net of estimated disposal costs).

MANAGEMENT DISCUSSION AND ANALYSIS

The Group recorded an improvement in revenue to HK$122.5 million, an increase of HK$17.2 million or 16.4% from HK$105.3 million in the previous year. However, the Group recorded a net loss attributable to equity shareholders of the Company of HK$139.0 million as compared with a net profit attributable to equity shareholders of the Company of HK$14.1 million recorded in the previous year.

The volatile securities and foreign currency markets had negatively impacted the Group's FY2008 result. The Group recorded a net realised and unrealised loss of HK$47.6 million as a result of the revaluation of the Group's trading securities to fair value as at 31 December 2008 and a net realised and unrealised translation exchange loss of HK$58.9 million arising mainly from the Sterling Pound and Singapore Dollar denominated trading securities and cash deposits. For the year under review, the Group received lower dividend and interest income and also had to account for trading and impairment losses related to MindChamps Holdings Pte. Ltd. ("MindChamps"), a 50%-owned entity engaged in the provision of educational services.

MindChamps contributed HK$46.9 million to the Group's revenue in FY2008, representing a year-over-year increase of 106.8%, mainly due to the fact that the investment had only been acquired in June 2007 and FY2008 was its first full year with the Group. However, the Group's net losses attributed to MindChamps amounted to HK$43.0 million for the year in review as compared with a profit of HK$2.3 million in the previous year. This was primarily caused by the operating loss in Hong Kong and impairment in the value of MindChamps' intellectual property. The Hong Kong operations commenced classes in July 2008 but did not meet expectations as student enrollments were adversely affected by the challenging economic climate. In view of the losses in FY2008 and the anticipated difficult trading environment ahead, the Board of Directors has adopted a valuation of the intellectual property of MindChamps based on conservative assumptions, resulting in the Group recording a total impairment loss of HK$37.3 million for the year under review.

In the U.S., notwithstanding the challenges in the US hospitality industry, the Group, through its 85% subsidiary SWAN Holdings Limited Group ("SWAN"), traded profitably. The current recession in the US economy has caused most of Swan's hotels under management to record lower revenues and operating profits compared to the prior year. The decline in the managed hotels' operating results has in turn affected the management fees recorded by SWAN's hotel management business unit, Richfield. Management had prudently operated the business throughout the year in review to mitigate against the lower level of revenue. As at 31 December 2008, Richfield managed a portfolio of 28 hotels representing more than 5,700 rooms.

In FY 2008, the Group's 40% associate company, Tune Hospitality Investments FZCO ("Tune Hospitality"), established to develop and own a portfolio of "no frills" Tune branded hotels, acquired or committed to acquire a total of eight sites; five in Malaysia and three in Indonesia. Construction work has started on the two Bali sites in Indonesia with completion expected by the end of 2009. The management of Tune Hospitality believes that the room demand in Bali remains healthy and it is feasible to proceed with both projects. However, due to potential adverse impact on consumer demand caused by the current economic recession, Tune Hospitality has deemed it prudent to delay the development of the remaining sites. It has taken steps to minimize the holding costs while closely monitoring the economic impact on consumer demand.

Basic loss per share for the year under review was HK36.32 cents, calculated on the weighted average number of 382,692,688 ordinary shares in issue during the year. The Group's Net Tangible Assets per share decreased to HK$1.32 as at 31 December 2008 from HK$1.63 as at 31 December 2007. The Board is not proposing a final dividend for the year under review.

PROSPECTS

The global economy is experiencing the sharpest and longest recession in many decades. Amidst this difficult period, the Board of Directors is conducting a strategic review of its current portfolio of investments. Recognising business conditions will remain extremely challenging in 2009, the Board of Directors will adopt a very cautious business strategy and focus on its core competencies in hospitality related businesses and real estate investments.

With the U.S. economy continuing to weaken, business fundamentals in the hospitality industry are expected to remain poor in 2009. Management of SWAN will adopt a cost-conscious approach towards managing its current businesses.

The focus for Mindchamps in 2009 is to consolidate the operations of the core business which remains challenging due to widespread limitation on discretionary expenditure while growing the pre-school segment of the business. Two Pre-School franchises have recently opened, with more expected to open in the course of the year. The Board is undertaking a critical review of its investment in Mindchamps and is considering the various options available to the Group.

Given the acutely challenging economic environment, it is unlikely that Tune Hospitality would develop the remaining sites in the course of 2009. However, since the average period to develop a Tune Hotel is only around nine months, Tune Hospitality will be able to react quickly to any signs of economic recovery. As a further step of prudence, the management of Tune Hospitality is exploring various alternatives for these sites including possible divestment to reduce its overall capital investment.

The Group continues to hold some trading securities while its cash reserves are in a basket of currencies. From time to time, there could be continued adjustments attributable to unrealised gains or losses arising from the fair value readjustments of the Group's trading securities and unrealised exchanges gains or losses on revaluation of foreign currency cash deposits.

As the global recession continues and the credit environment remains tight, investment opportunities may become available at attractive valuations. The Group still has significant cash reserves to capitalise on any such price dislocation that may arise in the current environment.

DIVIDENDS

The directors of the Company have resolved not to propose any final dividend for the year ended 31 December 2008 (2007: HK3 cents). No interim dividend was paid for the year ended 31 December 2008 (2007: HK Nil cents).

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors and one non-executive director of the Company. It has reviewed the annual results of the Group for the year ended 31 December 2008.

CORPORATE GOVERNANCE

In the opinion of the Directors, save as disclosed below, the Company has complied with the Code on Corporate Governance Practices, as set out in Appendix 14 of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Appendix 14"), throughout the year under review.

Under the code provision E.1.2, the chairman of the board should attend the annual general meeting. However, in the annual general meeting held on 18 April 2008, our chairman was unable to attend the meeting as he had to attend to an urgent matter. He appointed Mr. Gan Khai Choon to chair the meeting on his behalf.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Model Code"). All directors have confirmed that they have complied with the Model Code throughout the year under review.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended 31 December 2008, the Company repurchased 676,000 ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$692,220. The repurchases were effected with a view to enhancing the net asset value of the Company and earnings per share. The repurchased shares were cancelled and accordingly the issued share capital of the Company was reduced by the nominal value of these shares amounted to

HK$676,000. An equivalent amount of the nominal value of the cancelled shares was transferred to capital redemption reserve and the aggregate consideration was paid out from the Company's retained profits. Details of the repurchase are as follows:

Month of the repurchases	Total number of ordinary shares repurchased	Highest price paid per share *HK$*	Lowest price paid per share *HK$*	Aggregate consideration *HK$*
April 2008	440,000	1.02	1.01	445,400
May 2008	142,000	1.01	1.01	143,420
July 2008	94,000	1.10	1.10	103,400
	676,000			692,220

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

STATUTORY INFORMATION

The Annual General Meeting of the Company will be held on 22 April 2009.

In order to qualify for attending the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's branch share registrars, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:00 p.m. on 17 April 2009, as the register of members of the Company will be closed from 20 April 2009 to 22 April 2009, both dates inclusive.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 23 February 2009

As at the date of this announcement, the Board is comprised of 11 directors, of which 6 are executive directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

File No: 82-3667

①

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

PROFIT WARNING ANNOUNCEMENT

This announcement is made in accordance with Rule 13.09 of the Listing Rules.

The Board wishes to inform the shareholders of the Company and potential investors that the Group may record a significant loss for the year ended 31 December 2008 subject to finalisation and necessary adjustments.

Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

This announcement is made by City e-Solutions Limited (the "Company", and together with its subsidiaries and its jointly controlled entity (the "Group") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Based on the information currently available, the board of directors (the "Board") of the Company wishes to inform the shareholders of the Company and potential investors that the financial results of the Group and the Group's interest in an associate is expected to be adversely affected and may record a significant loss for the year ended 31 December 2008, as compared to a profit of HK$16 million for 2007. The Board considers that it was mainly attributable to unrealised losses arising from the fair value readjustments of the Group's trading securities, and unrealised exchange loss on revaluation of foreign currency cash deposits. The Group estimates the total net unrealised foreign exchange losses and unrealised losses on trading securities for the year ended 31 December 2008 at about HK$105 million, as compared with HK$8 million recorded for 2007.

The information contained in this announcement is only based on information currently available to the Group and preliminary assessment of the management accounts of the Group by the management of the Company. It is not based on any figures or information that has been audited or reviewed by the Company's auditors and remains subject to finalisation and necessary adjustments. Details of the financial data of the Group will be disclosed in the Group's 2008 audited results announcement.

Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 8 January 2009

As at the date of this announcement, the Board is comprised of 11 directors, of which 6 are executive directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive directors, namely Mr. Wong Hong Ren and Hon. Chan Bernard Charnwut and 3 are independent non-executive directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

Fi le No: 82-3667

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

MAJOR TRANSACTION
DISPOSAL OF 50% EQUITY INTEREST IN MINDCHAMPS HOLDINGS PTE. LIMITED
AND
RESUMPTION OF TRADING

On 13 March 2009, CES Education Holdings Pte. Ltd., a wholly owned subsidiary of the Company, entered into an agreement to dispose of its 50% shareholding interest in MindChamps Holdings Pte. Limited to the other 50% shareholder, Champion Minds Pte. Limited, of whom Mr. David Chiem Phu An and Ms. Catherine Du are collectively the majority beneficial owners, at the total cash consideration of S$3.5 million (about HK$17.75 million).

MindChamps Holdings Pte. Limited and its subsidiaries are principally engaged in offering "How-to-Learn" programmes, comprising of specialized accelerated learning and memorization technique programmes taught to children and young people ranging from pre-school to tertiary level.

The MindChamps Disposal Agreement constitutes a major transaction for the Company under Rule 14.06(3) of the Listing Rules as the revenue ratio in respect of it exceeds 25% but is less than 75%. To the best of the knowledge, information and belief of the Directors after having made all reasonable enquiry, no Shareholders or any of their respective associates have any material interest in the MindChamps Disposal Agreement. As such, no Shareholder is required to abstain from voting under the Listing Rules if the Company were to convene a general meeting for the approval of the MindChamps Disposal Agreement. City Developments Limited, through its relevant wholly owned subsidiaries, is currently holding about 52.52% of the issued Shares of the Company. Pursuant to

Rule 14.44 of the Listing Rules, the Relevant CDL Subsidiaries had issued a written shareholders' approval to approve the MindChamps Disposal Agreement in lieu of holding an extraordinary general meeting of the Company and no extraordinary general meeting will be convened by the Company to approve the MindChamps Disposal Agreement.

A major transaction circular in connection with the MindChamps Disposal Agreement will be dispatched to the Shareholders as soon as practicable.

Trading in the Shares on the Stock Exchange was temporarily suspended at the request of the Company with effect from 9:30 a.m. on 16 March 2009 pending the release of this announcement. The Company has applied for a resumption of trading in the Shares with effect from 9:30 a.m. on 17 March 2009.

A. THE MINDCHAMPS DISPOSAL AGREEMENT

The material terms of the MindChamps Disposal Agreement are summarized below:

1. *Date*

13 March 2009

2. *Parties*

Seller: CES Education Holdings Pte. Ltd., which is a limited liability company incorporated in Singapore and is wholly owned by the Company;

Purchaser: Champion Minds Pte. Limited, which is a limited liability company incorporated in Singapore; and

Principals: Mr. David Chiem Phu An and Ms. Catherine Du, the principals of the Purchaser. The Principals together with the Purchaser provided warranties and covenants in favour of the Seller.

The principal business of the Purchaser is holding 50% shareholding interest in MindChamps JVC, and the Principals are collectively the majority beneficial shareholders of the Purchaser. To the best of the knowledge of the Directors after making all reasonable enquiry, the Purchaser and its ultimate beneficial owners (including the Principals) are Independent Third Parties.

3. *Asset to be disposed of and Consideration*

The Seller will sell its 50% shareholding interest in MindChamps JVC at the total consideration of S$3.5 million (about HK$17.75 million). The Consideration will be settled by cash in the following manner:

(a) S$0.75 million (about HK$3.80 million) upon the Completion Date;

(b) S$0.25 million (about HK$1.27 million) by 5 equal monthly instalments of S$0.05 million (about HK$0.25 million) each payable on or before the last business day of each month, with the first instalment to be paid in the month immediately following the Completion Date; and

(c) the remaining S$2.5 million (about HK$12.68 million) upon the second anniversary of the date of the MindChamps Disposal Agreement.

As security for the due and punctual settlement of the Deferred Consideration, the Purchaser will charge its equity interests being 100% in MindChamps JVC in favour of the Seller on completion of the MindChamps Disposal Agreement. The MindChamps Disposal Agreement provided for various events (including disposal of any interest in MindChamps JVC at any time before the expiry of the second anniversary of the Completion Date, commencement of winding-up or insolvency proceedings in respect of MindChamps JVC Group or the Purchaser itself, entering into any agreement with the creditors of MindChamps JVC Group or the Purchaser with a view to reducing, or suspending payment of, their indebtedness and breach of warranties, representations and undertakings in the MindChamps Disposal Agreement), the occurrence of any of which shall constitute default on the part of the Purchaser before full settlement of the Deferred Consideration. If any of such events of default occurs, the Seller is entitled to declare that the outstanding Deferred Consideration be immediately due and payable and if such amount is not settled within 3 business days, the Seller may enforce the share charge given by the Purchaser.

The Consideration was determined after arm's length negotiations between the parties. It was agreed to by the Company primarily with reference to the audited net asset value of MindChamps JVC Group as at 31 December 2008 and after taking into consideration certain adjustment factors, including (a) the illiquidity of the Group's investment in MindChamps JVC as the shareholding comprises of private non-quoted shares and (b) exiting discount for non-majority (i.e. 50%) control conferred by the Sale Shares.

4. *Completion*

Completion of the sale and purchase of the Sale Shares under the MindChamps Disposal Agreement is conditional upon the approval of the Shareholders to the transactions contemplated under the MindChamps Disposal Agreement being obtained in accordance with the Listing Rules. This condition having been satisfied by way of the written approval issued by the Relevant CDL Subsidiaries holding about 52.52% of the entire issued share capital of the Company, the completion of the MindChamps Disposal Agreement is currently expected to take place on 23 March 2009.

The Sale Shares represent all the indirect shareholding interest of the Company in MindChamps JVC, and the Group will no longer have any such equity interests upon completion of the sale and purchase of the Sale Shares.

5. *Information on MindChamps JVC and its principal business*

MindChamps JVC Group is principally engaged in offering "How-to-Learn" programmes, comprising of specialized accelerated learning and memorization technique programmes taught to children and young people ranging from pre-school to tertiary level.

Based on the audited financial statements of MindChamps JVC Group as at 31 December 2008, the net asset value of MindChamps JVC Group was approximately S$8 million (about HK$40.58 million). The table below summarises the audited operating results of MindChamps JVC Group for the following accounting periods:

	Year ended 31/12/2008	**Period from 22/5/2007 (date of incorporation) to 31/12/2007**
	S$'000	*S$'000*
Turnover	17,056	8,752
Profit/(Loss) before taxation	(7,919)	718
Profit/(Loss) after taxation and extraordinary items	(8,022)	1,085

The loss after taxation and extraordinary items of MindChamps JVC Group for the financial year ended 31 December 2008 was primarily due to operating losses of approximately S$1.8 million (about HK$9.13 million) and one-time non-cash impairment to the valuation of intellectual property of approximately S$6.1 million (about HK$30.94 million).

In view of the losses of MindChamps JVC Group in 2008 and the uncertain macro-economic environment, the Directors adopted a valuation of the intellectual property of MindChamps JVC based on conservative assumptions, resulting in the Group recording a nil net carrying value of its interest in MindChamps JVC as at 31 December 2008. As a result of this lower valuation of the intellectual property of MindChamps JVC, the Group recorded a total impairment loss of HK$37.3 million for the financial year ended 31 December 2008, as disclosed in the Company's recent announcement of results for the financial year ended 31 December 2008 on 23 February 2009.

B. REASONS FOR, AND BENEFITS OF, THE MINDCHAMPS DISPOSAL AGREEMENT

The Group's principal business includes investment holding and provision of hospitality related services.

The Sale Shares were acquired by the Group in 2007 for S$7.5 million (about HK$38.5 million at that time). Although the Consideration represents only approximately half of the original acquisition price, the growth assumptions at the time of the original investment have now changed as the business of Mindchamps JVC is being affected by the reduction in consumer discretionary spending caused by the current recession. The Directors are of the opinion that the sale of the Group's 50% shareholding interest in MindChamps JVC at the Consideration is in the interests of the Company and the Shareholders as a whole in view of the losses of MindChamps JVC Group in 2008 and the uncertain macro-economic environment ahead. The Directors are of the view that the disposal would enable the Group and its management to focus on hospitality services and other more attractive investments. Due to the challenging economic climate, the Directors believe that it is prudent for the Group to participate in investments where it can exercise greater management control in order to be able to respond more quickly to changes in the operating environment. The Directors also anticipate that the severe economic downturn should give rise to investment opportunities at attractive valuations. The divestment of its shareholding interest in MindChamps JVC would enable the Group to focus its attention and resources on uncovering investment opportunities (if any) that may offer higher returns.

At Completion Date, the net gain expected to accrue to the Group from the disposal of the Sale Shares would be about S$0.8 million (about HK$4.06 million), subject to finalisation of the financial statements of MindChamps JVC Group for the period from 1 January 2009 to the Completion Date. The gain represents the difference between (i) the Initial Consideration received at Completion Date less expenses estimated to be S$0.2 million (about HK$1.01 million) related to the MindChamps Disposal Agreement and (ii) the nil net carrying value of the Group's 50% interest in MindChamps JVC in its audited financial statements as at 31 December 2008, as adjusted for the Group's expected share of the operating loss (of about S$0.25 million (about HK$1.27 million)) of MindChamps JVC Group for the period from 1 January 2009 to the Completion Date. The Group would record additional gains as and when parts of the Deferred Consideration are received by the Seller. Accordingly, if the full amount of Deferred Consideration is received by the Group, the expected total gain from the disposal of the Sale Shares would be S$3.55 million (about HK$ 18.01 million). The net proceeds received by the Group are intended to be used as working capital.

The Directors believe that the terms of the MindChamps Disposal Agreement are on normal commercial terms and fair and reasonable, and are also in the interests of the Company and the Shareholders as a whole.

C. LISTING RULES IMPLICATIONS

The MindChamps Disposal Agreement constitutes a major transaction for the Company under Rule 14.06(3) of the Listing Rules as the revenue ratio in respect of it exceeds 25% but is less than 75%.

CDL, through its wholly owned subsidiaries, is currently holding about 52.52% of the entire issued share capital of the Company. As none of CDL and its subsidiaries and associates has any material interests in the MindChamps Disposal Agreement (save in the same manner as any other Shareholders generally), the Relevant CDL Subsidiaries are permitted to vote at a general meeting of the Company that may be convened for the purposes of considering and approving the MindChamps Disposal Agreement under the Listing Rules. The Purchaser has confirmed that it and its associates do not have any interests in the Shares and to the best of the knowledge, information and belief of the Directors after having made all reasonable enquiry, no Shareholders or any of their respective associates have any material interest in the MindChamps Disposal Agreement. As such, no Shareholder is required to abstain from voting under the Listing Rules if the Company were to convene a general meeting for the approval of the MindChamps Disposal Agreement. As the Relevant CDL Subsidiaries holding such 52.52% issued Shares are a closely allied group of Shareholders under Rule 14.45 of the Listing Rules, they have issued a written confirmation approving the MindChamps Disposal Agreement. As this written shareholders' approval is accepted under Rule 14.44 of the Listing Rules in lieu of holding an extraordinary general meeting of the Company, no extraordinary general meeting will be convened by the Company to approve the MindChamps Disposal Agreement.

A major transaction circular in connection with the MindChamps Disposal Agreement will be dispatched to the Shareholders as soon as practicable.

D. RESUMPTION OF TRADING

Trading in the Shares on the Stock Exchange was temporarily suspended at the request of the Company with effect from 9:30 a.m. on 16 March 2009 pending the release of this announcement. The Company has applied for a resumption of trading in the Shares with effect from 9:30 a.m. on 17 March 2009.

E. DEFINITIONS

The following expressions in this announcement have the meanings set out below unless the context requires otherwise:

"associate"	has the meaning ascribed to such term in the Listing Rules
"Board"	the board of Directors
"CDL"	City Developments Limited, a company incorporated in Singapore and whose shares are listed on the Singapore Exchange Securities Trading Limited. CDL, through its wholly owned subsidiaries, is currently holding about 52.52% of the issued Shares of the Company
"CES Education" or "Seller"	CES Education Holdings Pte. Ltd., which is a company incorporated in Singapore and is a wholly owned subsidiary of the Company
"Company"	City e-Solutions Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Stock Exchange
"Completion Date"	the date of completion of the sale and purchase of the Sale Shares under the MindChamps Disposal Agreement, currently expected to be 23 March 2009

"connected person"	has the meaning ascribed to such term in the Listing Rules
"Consideration"	the amount of S$3.5 million (about HK$17.75 million)
"Deferred Consideration"	the sum of S$2.75 million (about HK$13.95 million) of the Consideration, to be settled by cash installments within 2 years from the date of the MindChamps Disposal Agreement
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Third Party"	a party who, together with its ultimate beneficial owner(s), is (to the best of the knowledge, information and belief of the Directors after having made all reasonable enquiry) not a connected person of the Company and is also independent of the Company and its connected persons
"Initial Consideration"	the sum of S$0.75 million (about HK$3.80 million) of the Consideration, to be settled in cash on the Completion Date
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"MindChamps Disposal Agreement"	the share disposal agreement dated 13 March 2009 between the Seller, the Purchaser and the Principals relating to the sale of the Sale Shares
"MindChamps JVC"	MindChamps Holdings Pte. Limited, a limited liability company incorporated in Singapore on 22 May 2007, the entire issued share capital of which is currently owned as to 50% by the Seller and 50% by the Purchaser
"MindChamps JVC Group"	MindChamps JVC and its subsidiaries and associates
"Principals"	David Chiem Phu An and Catherine Du, the principals of the Purchaser

"Purchaser"	Champion Minds Pte. Limited, a company incorporated in Singapore and which is currently holding 50% of the entire issued share capital of MindChamps JVC
"Relevant CDL Subsidiaries"	wholly owned subsidiaries of CDL which own in aggregate a 52.52% shareholding interest in the issued share capital of the Company
"S$"	Singapore dollars, the lawful currency of Singapore
"Sale Shares"	7.5 million ordinary shares, representing 50% of the entire issued share capital of MindChamps JVC as held by the Seller currently
"Share"	ordinary share of HK$1.00 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the issued Shares
"Singapore"	the Republic of Singapore
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By order of the Board
Kwek Leng Beng
Chairman and Managing Director

Hong Kong, 16 March 2009

As at the date of this announcement, the Board is comprised of 11 directors, of which 6 are executive directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

For the purpose of this announcement, the translation of S$ into HK$ is based on the approximate exchange rate of S$1.00 = HK$5.07225.

File No: 82-3667

(4)

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Twentieth Annual General Meeting of the Company will be held at Chairman's Place, M/F, Hotel Nikko Hong Kong, 72 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Wednesday, 22 April 2009 at 10:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors and auditors for the year ended 31 December 2008.

2. To re-elect the following retiring directors of the Company and to fix the directors' remuneration:

   (a) Mr. Kwek Leng Joo as an executive director; and

   (b) Mr. Lee Jackson (also known as Li Chik Sin) as an independent non-executive director.

3. To appoint auditors for the ensuing year and authorise the directors to fix their remuneration.

AS SPECIAL BUSINESS

To consider and, if thought fit, pass, with or without modifications, the following resolutions as ordinary resolutions of the Company:

4. "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make and grant offers, agreements and options which would or might require shares to be allotted after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to shares issued as a result of a Rights Issue (as hereinafter defined) or pursuant to the exercise of options under the share option scheme of the Company or any shares allotted in lieu of the whole or part of a dividend on shares in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital which may be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution, and the said approval be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

6. "**THAT** subject to the passing of resolutions numbered 4 and 5 set out in the notice convening this meeting, the aggregate nominal amount of shares which are purchased by the Company pursuant to the authority granted to the directors of the Company (the "Directors") as mentioned in resolution numbered 5 set out in the notice convening this meeting shall be added to the aggregate nominal amount of share capital that may be allotted or agreed to be allotted by the Directors pursuant to resolution numbered 4 set out in the notice convening this meeting."

By order of the Board
Kwek Leng Beng
Chairman and Managing Director

Hong Kong, 20 March 2009

Principal office:
Room 2803, 28th Floor
Great Eagle Centre
No. 23 Harbour Road
Wanchai
Hong Kong

Registered office:
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

Notes:

(1) The register of members of the Company will be closed from 20 April 2009 to 22 April 2009, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for attending the Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's branch share registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 17 April 2009.

(2) Any member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

(3) If the appointer is a corporation, the form of proxy must be under its common seal or under the hand of an officer or attorney duly authorised on its behalf.

(4) Where there are joint registered holders of any share of the Company, any one of such holders may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at the Meeting personally or by proxy, that one of such holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

(5) To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's principal office at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude a member from attending and voting in person at the Meeting and, in such event, the instrument appointing a proxy shall be deemed to have been revoked.

As at the date of this announcement, the Board is comprised of 11 directors, of which 6 are executive directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

File No.: 82-3667

(5)

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

TEMPORARY SUSPENSION OF TRADING

At the request of City e-Solutions Limited (the "Company"), trading in its shares will be temporarily suspended with effect from 9:30 a.m. on 16 March 2009 pending the release of an announcement in relation to a major transaction of the Company.

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 16 March 2009

As at the date of this announcement, the Board is comprised of 11 directors, of which 6 are executive directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

File No.: 82-3667

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **City e-Solutions Limited**, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

PROPOSALS INVOLVING GRANTING OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES AND RE-ELECTION OF DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

A letter from the board of directors of City e-Solutions Limited is set out on pages 3 to 5 of this circular.

A notice convening the annual general meeting of City e-Solutions Limited to be held on Wednesday, 22 April 2009 at Chairman's Place, M/F, Hotel Nikko Hong Kong, 72 Mody Road, Tsimshatsui East, Kowloon, Hong Kong at 10:00 a.m. is set out on pages 11 to 14 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the principal office of the Company at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.

Completion and return of the form of proxy shall not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

20 March 2009

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the annual general meeting of the Company to be held at Chairman's Place, M/F, Hotel Nikko Hong Kong, 72 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Wednesday, 22 April 2009 at 10:00 a.m., notice of which is set out on pages 11 to 14 of this circular
"associate"	has the meaning ascribed to it by the Listing Rules
"Board"	the board of Directors
"Companies Law"	the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands
"Company"	City e-Solutions Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning ascribed to it by the Listing Rules
"Directors"	the directors of the Company
"General Mandates"	the Issue Mandate and the Repurchase Mandate to be sought at the AGM as set out in the Notice of AGM
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Issue Mandate"	the mandate to allot and issue Shares as set out in the Notice of AGM
"Latest Practicable Date"	17 March 2009, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Notice of AGM"	the notice convening the AGM as set out at the end of this circular
"Proposals"	the proposals involving the granting of the General Mandates and the re-election of the retiring Directors

"Repurchase Mandate"	the mandate to repurchase Shares as set out in the Notice of AGM, in respect of which an explanatory statement is set out in Appendix I to this circular
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Company
"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the same meaning ascribed to such term in the Listing Rules
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

Directors:
Mr. Kwek Leng Beng *(Chairman and Managing Director)*
Mr. Vincent Yeo Wee Eng
Mr. Kwek Leng Joo
Mr. Kwek Leng Peck
Mr. Gan Khai Choon
Mr. Wong Hong Ren*
Mr. Chan Bernard Charnwut*
Mr. Lawrence Yip Wai Lam

Independent Directors:
Dr. Lo Ka Shui*
Mr. Lee Jackson (also known as Li Chik Sin)*
Mr. Teoh Teik Kee*

* *Non-Executive Directors*

Principal office:
Room 2803, 28th Floor
Great Eagle Centre
No. 23 Harbour Road
Wanchai
Hong Kong

Registered office:
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

20 March 2009

To the Shareholders

Dear Sir or Madam,

PROPOSALS INVOLVING GRANTING OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES AND RE-ELECTION OF DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

Introduction

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the AGM relating to the granting of the General Mandates and the re-election of the retiring Directors. The Notice of AGM is set out on pages 11 to 14 of this circular for approving the same.

Issue Mandate

At the AGM, an ordinary resolution will be proposed to approve the granting of a fresh general mandate to the Directors to exercise the powers of the Company to allot and issue new Shares in the share capital of the Company up to 20% of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of the resolution. As at the Latest Practicable Date, there were in issue an aggregate of 382,449,524 Shares. Assuming that no Shares are issued or repurchased by the Company prior to the date of the AGM, such 20% will represent 76,489,904 Shares.

In addition, a further ordinary resolution will be proposed at the AGM to extend the authority to issue Shares under the Issue Mandate by an additional number representing such number of Shares repurchased under the Repurchase Mandate.

Repurchase Mandate

Furthermore, at the AGM, an ordinary resolution will be proposed to approve the granting of the Repurchase Mandate to the Directors to exercise the powers of the Company to repurchase Shares representing up to 10% of the aggregate nominal amount of share capital of the Company in issue on the date of the passing of the resolution. As at the Latest Practicable Date, there were in issue an aggregate of 382,449,524 Shares. Assuming that no Shares are issued or repurchased by the Company prior to the date of the AGM, such 10% will represent 38,244,952 Shares.

An explanatory statement, as required by the Listing Rules to give all the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own Shares, is set out in Appendix I to this circular.

Re-election of Directors

To ensure full compliance with the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules, the following Directors, namely, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Wong Hong Ren and Mr. Lee Jackson (also known as Li Chik Sin), will retire from office at the AGM. Their retirement also satisfies the rotation requirement set out in article 116 of the articles of association of the Company. While all of them are eligible for re-election, Mr. Vincent Yeo Wee Eng and Mr. Wong Hong Ren have indicated that they will not offer themselves for re-election at the AGM. Details of the Directors proposed to be re-elected at the AGM are set out in Appendix II to this circular.

AGM

The Notice of AGM is set out on pages 11 to 14 of this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the principal office of the Company at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjournment thereof should you so wish but the authority of your proxy will be deemed to have been revoked.

In accordance with Rule 13.39(4) of the Listing Rules, all votes of the Shareholders to be taken at the AGM shall be taken by poll.

Recommendation

The Directors consider that the Proposals are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend you to vote in favour of the resolutions to be proposed at the AGM in relation to the Proposals.

Yours faithfully,
For and on behalf of the Board
Kwek Leng Beng
Chairman and Managing Director

This Appendix serves as the explanatory statement required under Rule 10.06(1)(b) of the Listing Rules to provide the Shareholders with all the information necessary for their consideration of the Repurchase Mandate.

Share capital

As at the Latest Practicable Date, the issued share capital of the Company was HK$382,449,524 comprising 382,449,524 Shares. Exercise in full of the Repurchase Mandate, on the basis that no further Shares are issued or repurchased prior to the date of the AGM, could accordingly result in up to 38,244,952 Shares being repurchased by the Company. The Repurchase Mandate shall, unless revoked or varied by the Company in general meeting, take effect upon approval by the Shareholders until the next annual general meeting of the Company.

Reasons for repurchase

The Directors consider that the Repurchase Mandate will provide the Company with such flexibility to make repurchase of its own Shares as and when appropriate and beneficial to the Company. Such repurchases may enhance the net asset value of the Company and/or earnings per Share. The Directors consider that there would not be a material adverse impact on the working capital and on the gearing position of the Company as compared with the position disclosed in the latest published audited accounts of the Company for the year ended 31 December 2008, in the event that the proposed purchases were to be carried out in full during the proposed purchase period. No purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing ratio of the Company.

Funding of repurchase

Repurchases must be funded out of funds legally available for such purchase in accordance with the applicable laws of the Cayman Islands and the memorandum and articles of association of the Company.

The Companies Law provides, inter alia, that shares may only be purchased out of the profits of a company or out of the proceeds of a fresh issue of shares made for the purpose of the repurchase or, in the manner provided for therein, out of capital.

Directors, their associates and connected persons

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their respective associates, has a present intention to sell Shares to the Company if the Repurchase Mandate is approved by the Shareholders.

No connected person of the Company has notified the Company that he/she has a present intention to sell Shares to the Company nor has he/she undertaken not to sell any of the Shares held by him/her to the Company in the event that the Company is authorised to make repurchases of Shares.

Undertaking of the Directors

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make repurchases pursuant to the proposed resolution in accordance with the Listing Rules and all applicable laws of the Cayman Islands, and in accordance with the regulations set out in the memorandum and articles of association of the Company.

Effect of the Takeovers Code

A repurchase of securities by the Company may result in an increase in the proportionate interests of a Shareholder in the voting rights of the Company, which will be treated as an acquisition for the purposes of the Takeovers Code. As a result, a Shareholder or a group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at the Latest Practicable Date and to the best of the knowledge and belief of the Directors based on the register kept by the Company under Section 336 of the SFO, Hong Leong Investment Holdings Pte. Ltd., together with parties acting in concert with it, held, directly or indirectly, an aggregate of 230,866,817 Shares, representing about 60.37% of the existing issued share capital of the Company. Upon full exercise of the Repurchase Mandate and assuming that no further Shares are issued or repurchased prior to the date of the AGM, their aggregate shareholding would be increased to about 67.07%. Such an increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors are not aware of any Shareholder, or a group of Shareholders acting in concert, who may become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code in the event that the Directors exercise the power to repurchase Shares pursuant to the Repurchase Mandate.

Share prices

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous 12 months preceding the Latest Practicable Date were as follows:

	Per Share	
	Highest	**Lowest**
	HK$	*HK$*
2008		
April	1.020	1.000
May	1.100	1.010
June	1.200	1.040
July	1.110	1.070
August	0.950	0.950
September	0.900	0.850
October	0.750	0.500
November	0.485	0.455
December	0.530	0.500
2009		
January	0.500	0.450
February	0.460	0.450
March (up to the Latest Practicable Date)	0.455	0.425

Share repurchases made by the Company

The Company has not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six (6) months preceding the Latest Practicable Date.

The biographical and other details of the retiring Directors standing for re-election at the AGM as required by the Listing Rules are set out below:

Mr. Kwek Leng Joo, aged 55
Executive Director

Mr. Kwek was appointed an Executive Director of the Company in 1989. Apart from being an Executive Director of the Company, Mr. Kwek is also a director of a subsidiary of the Company. He is currently the Managing Director of Singapore-listed City Developments Limited. He is also a director of Singapore-listed Hong Leong Finance Limited and London-listed Millennium & Copthorne Hotels plc. Save as disclosed above, Mr. Kwek did not hold any other directorships in listed public companies in the last three years.

Mr. Kwek holds a Diploma in Financial Management and has extensive experience in property development and investment.

Mr. Kwek contributes actively to the Singapore business community through several public appointments including Honorary President of the Singapore Chinese Chamber of Commerce and Industry, Chairman of the Board of Trustees of National Youth Achievement Award Council, and Chairman of the Chinese Language & Culture Fund Management Committee. He is also a Member of the Board of Trustees of Nanyang Technological University, Board of Governors of S. Rajaratnam School of International Studies and the Chinese Heritage Centre.

Mr. Kwek is the brother of Mr. Kwek Leng Beng, brother-in-law of Mr. Gan Khai Choon, cousin of Mr. Kwek Leng Peck and uncle of Mr. Vincent Yeo Wee Eng, all of them are directors of the Company. Besides, Mr. Kwek is also the uncle of Mr. Sherman Kwek Eik Tse, the Chief Executive Officer of the Company, and cousin of Mr. Kwek Leng Kee, a substantial shareholder of the Company. He is also a director and shareholder of Hong Leong Investment Holdings Pte. Ltd., Hong Leong Holdings Limited and City Developments Limited, all being substantial shareholders of the Company. Save as disclosed above, Mr. Kwek does not have any other relationships with any Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Kwek had personal interests in 1,436,000 Shares within the meaning of Part XV of the SFO.

There is no service agreement between the Company and Mr. Kwek, and he has no fixed term of service with the Company but is subject to retirement by rotation and re-election in accordance with the articles of association of the Company. His emoluments will be determined by the remuneration committee with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market conditions. The director's fee received by Mr. Kwek for the year ended 31 December 2008 was HK$100,000 which was determined with reference to his duties and responsibilities with the Company and the prevailing market conditions. Save as disclosed above, Mr. Kwek did not receive any other emoluments from the Company for the year ended 31 December 2008.

Mr. Lee Jackson (also known as Li Chik Sin), aged 76
Independent Non-executive Director

Mr. Lee was appointed a non-executive Director and Chairman of the audit committee of the Company in December 1998. In 2005, he was appointed a member of the remuneration committee and the nomination committee of the Company. He also sits on the board of Metro Holdings Limited, Hong Fok Corporation Limited and Hong Leong Finance Limited, all of which are Singapore-listed public companies. He was formerly a partner of an international firm of Chartered Accountants and is a member of The Australian Institute of Chartered Accountants. Save as disclosed above, Mr. Lee did not hold any other directorships in listed public companies in the last three years.

Mr. Lee does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Lee did not have any interest in the Shares within the meaning of Part XV of the SFO.

There is no service agreement between the Company and Mr. Lee. If re-elected, Mr. Lee will be appointed for a specific term of three years and his emoluments will be determined by the remuneration committee of the Company with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market conditions. The director's fee received by Mr. Lee for the year ended 31 December 2008 was HK$288,000 which was determined with reference to his duties and responsibilities with the Company and the prevailing market conditions.

The Board confirms that save as disclosed above, there is no other information relating to any of Messrs. Kwek Leng Joo or Lee Jackson (also known as Li Chik Sin) which needs to be disclosed pursuant to any of the requirements of paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules. Further, there are no other matters which need to be brought to the attention of the Shareholders.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Twentieth Annual General Meeting of the Company will be held at Chairman's Place, M/F, Hotel Nikko Hong Kong, 72 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Wednesday, 22 April 2009 at 10:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors and auditors for the year ended 31 December 2008.

2. To re-elect the following retiring directors of the Company and to fix the directors' remuneration:

   (a) Mr. Kwek Leng Joo as an executive director; and

   (b) Mr. Lee Jackson (also known as Li Chik Sin) as an independent non-executive director.

3. To appoint auditors for the ensuing year and authorise the directors to fix their remuneration.

AS SPECIAL BUSINESS

To consider and, if thought fit, pass, with or without modifications, the following resolutions as ordinary resolutions of the Company:

4. "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make and grant offers, agreements and options which would or might require shares to be allotted after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to shares issued as a result of a Rights Issue (as hereinafter defined) or pursuant to the exercise of options under the share option scheme of the Company or any shares allotted in lieu of the whole or part of a dividend on shares in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital which may be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution, and the said approval be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

6. "**THAT** subject to the passing of resolutions numbered 4 and 5 set out in the notice convening this meeting, the aggregate nominal amount of shares which are purchased by the Company pursuant to the authority granted to the directors of the Company (the "Directors") as mentioned in resolution numbered 5 set out in the notice convening this meeting shall be added to the aggregate nominal amount of share capital that may be allotted or agreed to be allotted by the Directors pursuant to resolution numbered 4 set out in the notice convening this meeting."

By order of the Board
Kwek Leng Beng
Chairman and Managing Director

Hong Kong, 20 March 2009

Principal office:
Room 2803, 28th Floor
Great Eagle Centre
No. 23 Harbour Road
Wanchai
Hong Kong

Registered office:
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

Notes:

(1) The register of members of the Company will be closed from 20 April 2009 to 22 April 2009, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for attending the Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's branch share registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 17 April 2009.

(2) Any member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

(3) If the appointer is a corporation, the form of proxy must be under its common seal or under the hand of an officer or attorney duly authorised on its behalf.

(4) Where there are joint registered holders of any share of the Company, any one of such holders may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at the Meeting personally or by proxy, that one of such holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

(5) To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's principal office at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude a member from attending and voting in person at the Meeting and, in such event, the instrument appointing a proxy shall be deemed to have been revoked.

此乃要件　請即處理

閣下如對本通函各方面或對應採取之行動**有任何疑問**，應諮詢持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有City e-Solutions Limited之股份，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

香港交易及結算所有限公司及香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

ces.

City e-Solutions Limited

(於開曼群島註冊成立之有限公司)

(股份代號：557)

涉及
授予發行及購回股份之一般性授權
及
重選董事
及
股東週年大會通告
之建議

City e-Solutions Limited之董事會函件載於本通函第3頁至第5頁。

City e-Solutions Limited謹訂於二零零九年四月二十二日(星期三)上午十時正假座香港九龍尖沙咀東部麼地道七十二號日航酒店Chairman's Place舉行股東週年大會，大會通告載於本通函第11頁至第14頁。

無論　閣下能否親身出席大會，敬請按隨附之代表委任表格之指示填妥表格，並盡快交回本公司之主要辦事處，地址為香港灣仔港灣道23號鷹君中心28樓2803室，惟在任何情況下，不得遲於大會或其任何續會指定舉行時間前48小時交回。

填妥及交回代表委任表格後，　閣下仍可依願親身出席大會或其任何續會，並於會上投票。

二零零九年三月二十日

目　錄

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司謹訂於二零零九年四月二十二日(星期三)上午十時正假座香港九龍尖沙咀東部麼地道七十二號日航酒店Chairman's Place舉行之股東週年大會，大會通告載於本通函第11頁至第14頁
「聯繫人」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「公司法」	指	開曼群島公司法第22章(一九六一年法例3，經綜合及修訂)
「本公司」	指	City e-Solutions Limited，一家於開曼群島註冊成立之有限公司，其股份於聯交所主板上市
「關連人士」	指	具有上市規則所賦予之涵義
「董事」	指	本公司董事
「一般性授權」	指	股東週年大會通告所載將於股東週年大會上尋求批准之發行授權及購回授權
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「發行授權」	指	股東週年大會通告所載有關配發及發行股份之授權
「最後實際可行日期」	指	二零零九年三月十七日，即本通函付印前確定其所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「股東週年大會通告」	指	本通函最後部分所載有關召開股東週年大會之通告
「建議」	指	涉及授予一般性授權及重選退任董事之建議

「購回授權」	指	股東週年大會通告所載之購回股份授權，詳情載於本通函附錄一之說明函件
「證券及期貨條例」	指	香港法律第571章證券及期貨條例
「股份」	指	本公司股本中每股面值1.00港元之普通股
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	具有上市規則所賦予之涵義
「收購守則」	指	香港公司收購及合併守則
「港元」	指	港元，香港法定貨幣
「%」	指	百分比

City e-Solutions Limited

(於開曼群島註冊成立之有限公司)

(股份代號：557)

董事：
郭令明先生(主席兼董事總經理)
楊為榮先生
郭令裕先生
郭令栢先生
顏溪俊先生
王鴻仁先生*
陳智思先生*
葉偉霖先生

獨立董事：
羅嘉瑞醫生*
李積善先生*
張德麒先生*

*非執行董事

主要辦事處：
香港
灣仔
港灣道23號
鷹君中心
28樓2803室

註冊辦事處：
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

敬啟者：

涉及
授予發行及購回股份之一般性授權
及
重選董事
及
股東週年大會通告
之建議

緒言

本通函旨在向　閣下提供有關將於股東週年大會上提呈之決議案之資料。該等決議案包括授予一般性授權及重選退任董事。股東週年大會通告已載於本通函第11頁至第14頁，以批准上述決議案。

發行授權

於股東週年大會上，將提呈一項普通決議案，批准授予董事新一般性授權，以行使本公司權力配發及發行新股，最多為於決議案通過當日本公司已發行股本面值總額之20%。於最後實際可行日期，已發行股份合共為382,449,524股。假設於股東週年大會舉行日期前，本公司概無發行或購回任何股份，則該20%將相當於76,489,904股股份。

此外，將於股東週年大會上提呈另一項普通決議案，藉着加上相當於根據購回授權所購回之股份數目，擴大根據發行授權發行股份之授權。

購回授權

此外，於股東週年大會上，將提呈一項普通決議案，批准授予董事購回授權，以行使本公司權力購回股份，最多為於決議案通過當日本公司已發行股本面值總額之10%。於最後實際可行日期，已發行股份合共為382,449,524股。假設於股東週年大會舉行日期前，本公司概無發行或購回任何股份，則該10%將相當於38,244,592股股份。

如上市規則所規定，本通函附錄一已載有一份說明函件，向股東提供一切合理必要之資料，以便股東於投票贊成或反對批准本公司購買其本身股份之決議案時作出知情決定。

重選董事

為確保完全遵守上市規則附錄14所載的企業管治常規守則，以下董事，包括楊為榮先生、郭令裕先生、王鴻仁先生及李積善先生將於股東週年大會上退任。彼等之退任亦符合本公司章程細則第116條之輪值告退規定。彼等均符合資格膺選連任，但楊為榮先生及王鴻仁先生已表示不願於股東週年大會上重選。有關建議於股東週年大會上重選之董事之詳情，已載於本通函附錄二。

股東週年大會

股東週年大會通告已載於本通函第11頁至第14頁。無論　閣下能否親身出席股東週年大會，敬請按隨附之代表委任表格之指示填妥表格，並盡快交回本公司之主要辦事處，地

址為香港灣仔港灣道23號鷹君中心28樓2803室，惟在任何情況下，不得遲於股東週年大會或其任何續會指定舉行時間前48小時交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席大會或其任何續會，並於會上投票，惟　閣下委任代表之授權將被視為已撤銷。

根據上市規則第13.39(4)條，所有股東在股東週年大會上均採取投票方式表決。

推薦意見

董事認為，該等建議乃符合本公司及股東之整體利益。因此，董事建議　閣下於股東週年大會上投票贊成有關該等建議所提呈之決議案。

此致

列位股東　台照

代表董事會
主席兼董事總經理
郭令明
謹啟

二零零九年三月二十日

本附錄乃作為上市規則第10.06(1)(b)條所規定之說明函件，以為股東提供其審議購回授權所需之所有資料。

股本

於最後實際可行日期，本公司之已發行股本為382,449,524港元，由382,449,524股股份組成。在於股東週年大會舉行日期前並無發行或購回其他股份之基礎下，全數行使購回授權可導致本公司購回最多38,244,952股股份。除非本公司於股東大會撤銷或修訂購回授權，購回授權將於經股東批准後起生效，直至本公司下屆股東週年大會為止。

購回之原因

董事認為購回授權可為本公司帶來靈活性，可於適當時候購回其本身股份，故對本公司有利。購回股份可提高本公司資產淨值及／或每股盈利。董事認為，與本公司截至二零零八年十二月三十一日止年度最新刊發之經審核賬目所披露之財務狀況比較，若於建議購回期間全數進行建議購回，本公司之營運資金及負債水平將不會有重大不利影響。若購回會對本公司營運資金或負債比率有重大不利影響，則本公司不會進行購回。

購回之資金來源

在購回證券時，公司只能動用按照開曼群島之適用法例及本公司之公司組織章程大綱及細則可合法作此用途之資金。

公司法只准許購回股份以公司之溢利或新股發行之所得款項(用以作購回之用)支付、或根據公司法之條文以資本支付。

董事、彼等之聯繫人及關連人士

各董事及(各董事經作出合理查詢後，就其所深知)其各自之任何聯繫人目前無意在購回授權獲股東批准後，出售股份予本公司。

本公司各關連人士並無告知本公司彼現時有意在本公司獲授權購回股份後，出售股份予本公司或承諾不會出售彼所持有之任何股份予本公司。

董事承諾

董事已向聯交所承諾，會根據提呈之決議案，並按照上市規則及開曼群島所有適用法例，及按照本公司之公司組織章程大綱及細則所載規定行使本公司權力進行購回。

收購守則之影響

本公司購回證券可能會導致某一股東於本公司投票權中所佔之權益比例有所提高，就收購守則而言，因而將被視作一項收購。因此，某一股東或一致行動之股東可取得或鞏固本公司之控制權及有責任按照收購守則第26條提出強制收購建議。於最後實際可行日期，就董事所知及所信，根據本公司按照證券及期貨條例第336條所存置之登記冊所記錄，Hong Leong Investment Holdings Pte. Ltd.及其一致行動人士直接或間接持有合共230,866,817股股份，佔本公司現有已發行股本約60.37%。於悉數行使購回授權時並假設股東週年大會舉行日期前概無另行發行或購回股份，則彼等之持股量合共增加至約67.07%。有關增加並無導致須根據收購守則第26條提出強制收購建議之責任。董事並不知悉倘董事根據購回授權行使權力購回股份，有任何股東或一批一致行動之股東可能導致須根據收購守則第26條提出強制收購建議之責任。

股價

於最後實際可行日期前之過往12個月各月，股份於聯交所買賣之最高及最低價格如下：

	每股股份	
	最高	最低
	港元	港元
二零零八年		
四月	1.020	1.000
五月	1.100	1.010
六月	1.200	1.040
七月	1.110	1.070
八月	0.950	0.950
九月	0.900	0.850
十月	0.750	0.500
十一月	0.485	0.455
十二月	0.530	0.500
二零零九年		
一月	0.500	0.450
二月	0.460	0.450
三月(直至最後實際可行日期)	0.455	0.425

本公司作出之股份購回

於最後實際可行日期前六(6)個月，本公司並無購回任何股份(不論在聯交所或其他證券交易所)。

按照上市規則之規定於股東週年大會上重選之退任董事之個人履歷及其他詳情載列如下:

郭令裕先生，55歲
執行董事

郭令裕先生於一九八九年獲委任為本公司之執行董事。除擔任本公司執行董事外，郭先生亦為本公司附屬公司之董事。彼現為於新加坡上市之城市發展有限公司之董事總經理，亦為於新加坡上市之Hong Leong Finance Limited及於倫敦上市之Millennium & Copthorne Hotels plc之董事。除上述披露者外，郭先生於過去三年內並無於公眾上市公司擔任任何其他董事職務。

郭先生持有財務管理文憑，在物業發展及投資方面擁有豐富經驗。

郭先生透過多項公職積極為新加坡商界作出貢獻，包括新加坡中華總商會之榮譽會長、全國青年成就獎理事會董事會主席、及Chinese Language & Culture Fund Management Committee主席。彼亦為南洋理工大學校董會董事、S. Rajaratnam School of International Studies及Chinese Heritage Centre之理事會理事。

郭先生為郭令明先生之胞弟、顏溪俊先生之姻親、郭令栢先生之堂兄、楊為榮先生之舅父，彼等均為本公司董事。此外，郭先生亦為本公司執行總裁郭益智先生之叔父及本公司主要股東Kwek Leng Kee之堂兄弟。彼亦為本公司主要股東Hong Leong Investment Holdings Pte. Ltd.、Hong Leong Holdings Limited及城市發展有限公司之董事兼股東。除上述披露者外，郭先生與本公司任何董事、高級管理層或主要或控股股東並無任何其他關係。於最後實際可行日期，郭先生於1,436,000股股份中擁有個人權益(具有證券及期貨條例第XV部所賦予之涵義)。

本公司與郭先生並無訂立任何服務協議，且郭先生於本公司並無固定服務年期，惟須根據本公司章程細則輪值告退及膺選連任。郭先生之酬金將由薪酬委員會經參考其於本公司之職責及責任、本公司表現及現行市況後釐定。截至二零零八年十二月三十一日止年度，郭先生已收取之董事袍金為100,000港元，乃參考彼於本公司之職責及責任及當時市況釐定。除上述披露者外，郭先生於截至二零零八年十二月三十一日止年度並無從本公司收取任何其他酬金。

李積善先生，76歲
獨立非執行董事

李積善先生於一九九八年十二月獲委任為本公司之非執行董事及本公司審核委員會主席。於二零零五年，彼獲委任為本公司薪酬委員會及提名委員會成員。李先生亦擔任Metro Holdings Limited、鴻福實業有限公司及Hong Leong Finance Limited（全部均為於新加坡上市之公眾公司）董事會成員。李先生曾是一所國際特許會計師事務所之合夥人，現為澳洲特許會計師公會會員。除上述披露者外，李先生於過去三年內並無於公眾上市公司擔任任何其他董事職務。

李先生與本公司任何董事、高級管理層或主要或控股股東並無任何其他關係。於最後實際可行日期，李先生並無擁有任何權益（具有證券及期貨條例第XV部所賦予之涵義）。

本公司與李先生並無訂立任何服務協議。李先生如獲重選，將按三年特定年期委任，酬金將由薪酬委員會經參考其於本公司之職責及責任、本公司表現及現行市況後釐定。截至二零零八年十二月三十一日止年度，李先生已收取之董事袍金為288,000港元，乃參考彼於本公司之職責及責任及當時市況釐定。

董事會確認，除上文所披露者外，概無有關郭令裕先生及李積善先生之其他資料須根據上市規則第13.51(2)條(h)至(v)段之任何規定作出披露。此外，概無其他事宜需提呈股東注意。

City e-Solutions Limited

(於開曼群島註冊成立之有限公司)

(股份代號：557)

股東週年大會通告

茲通知本公司謹定於二零零九年四月二十二日(星期三)上午十時正在香港九龍尖沙咀東部麼地道七十二號日航酒店Chairman's Place召開第二十屆股東週年大會，以便處理下列事項：

作為普通事項

1. 省覽及審議截至二零零八年十二月三十一日止年度本公司及其附屬公司之經審核綜合財務報表及董事會報告與核數師報告。

2. 重選下列本公司退任董事及釐定董事酬金：

   (a) 郭令裕先生為執行董事；及

   (b) 李積善先生為獨立非執行董事。

3. 委任下年度之核數師及授權董事釐定其酬金。

作為特別事項

審議及酌情通過(無論有否修訂)下列決議案為本公司之普通決議案：

4. 「**動議**：

   (a) 在下文(c)段之規限下，一般及無條件批准本公司董事(「董事」)於有關期間(定義見下文)內行使本公司一切權力以配發、發行及處理本公司股本中之額外股份，以及作出或授予可能需行使該等權力之建議、協議及購股權；

(b) 上文(a)段之批准授權董事於有關期間內作出或授予於有關期間結束後配發股份所需要或可能需要之建議、協議及購股權；

(c) 董事根據上文第(a)段之批准配發或同意有條件或無條件配發（不論根據購股權與否）之股本總面值（不包括因配售新股（定義見下文）或因本公司購股權計劃下之購股權獲行使而發行之股份或根據本公司之章程細則配發以代替全部或部份股息之任何股份）不得超過於本決議案獲通過當日本公司已發行股本總面值之20%，而上文之批准亦以此為限；及

(d) 就本決議案而言：

「有關期間」指由本決議案獲通過之日至下列三項中之最早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照本公司之章程細則或開曼群島任何適用法例規定須舉行下屆股東週年大會之期限屆滿時；或

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案時。

「配售新股」乃指在董事指定之期間內，向於指定記錄日期名列本公司股東名冊之股份持有人，按彼等當時之持股比例，提呈發售股份（惟董事可就零碎股權或香港以外任何地區之法例中之法律或實際問題或任何認可監管機關或任何證券交易所之規定後，作出其認為必要或權宜之豁免或其他安排）。」

5. **「動議**：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事於有關期間（定義見下文）內行使本公司一切權力，依據及按照所有適用法例及香港聯合交易所有限公司證券上市規則一切適用法律及規定購回本身股份；

(b) 本公司根據上文第(a)段之批准於有關期間內可能購回之股本總面值不得超過本決議案獲通過當日本公司已發行股本總面值之10%，而上文之批准亦以此為限；及

(c) 就本決議案而言：

「有關期間」指由本決議案獲通過當日至下列三項中之最早日期之期間；

(i) 本公司下屆股東週年大會結束時；

(ii) 依照本公司之章程細則或開曼群島任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿時；或

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案時。」

6. 「**動議**待召開大會通告之第4及第5項決議案獲通過後，將根據召開大會通告之第5項決議案所述授予本公司董事(「董事」)授權將由本公司購回之股份總面值，加入董事根據召開大會通告之第4項決議案可配發或同意配發之股本總面值上。」

承董事會命
主席兼董事總經理
郭令明

香港，二零零九年三月二十日

主要辦事處：
香港
灣仔
港灣道23號
鷹君中心
28樓2803室

註冊辦事處：
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

附註：

(1) 本公司定於二零零九年四月二十日至二零零九年四月二十二日(包括首尾兩天)期間暫停辦理本公司股份過戶登記手續。為合資格出席大會，則須於二零零九年四月十七日下午四時正前將所有股份過戶文件連同有關股票，送達本公司之股份登記分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712至1716室。

(2) 凡有權出席大會及投票之任何本公司股東，均有權委任一位或超過一位代表代其出席，並代其投票。受委代表毋須為本公司股東。

(3) 倘若委任人為一公司，則代表委任表格必須蓋上公司印鑑或經由公司負責人或獲正式授權之人士代該公司親筆簽署。

(4) 倘為本公司任何股份之聯名登記持有人，任何一位該等聯名持有人均可就該股份親自或委派受委代表於大會上投票，猶如其為唯一有權投票者，惟如有一位以上之聯名持有人親自或委派代表出席大會，則唯獨本公司股東名冊內就該股份排名最前之出席者，方有權就有關股份投票。

(5) 代表委任表格連同經簽署之授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會(或其任何續會)指定舉行時間48小時前交回本公司之主要辦事處，地址為香港灣仔港灣道23號鷹君中心28樓2803室，方為有效。股東填妥及交回代表委任表格後，屆時仍可親身出席大會及於會上投票，在該情況下，受委代表之委任文據將被視為撤銷論。

File No. 82-3667

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 557)

RETIREMENT AND RESIGNATION OF DIRECTORS AND CHANGES IN CHAIRMAN OF THE AUDIT COMMITTEE AND MEMBER OF THE REMUNERATION COMMITTEE AND NOMINATION COMMITTEE

The Board of Directors (the "Board") of City e-Solutions Limited (the "Company") announces that Mr. Vincent Yeo Wee Eng ("Mr. Yeo") and Mr. Wong Hong Ren ("Mr. Wong") will retire as executive Director and non-executive Director respectively of the Company at its Twentieth Annual General Meeting to be held on 22 April 2009 ("AGM") pursuant to Article 116 of the Articles of Association of the Company, and both of them have informed the Board that they will not offer themselves for re-election.

Both Mr. Yeo and Mr. Wong have decided not to offer themselves for re-election due to personal commitments. Both of them do not have any disagreement with the Board and there is no matter that needs to be brought to the attention of the Company's shareholders.

The Board also announces that it has accepted the resignation of Mr. Kwek Leng Peck ("Mr. L.P. Kwek") as executive Director of the Company, such resignation to take effect upon the conclusion of the AGM on 22 April 2009.

The resignation of Mr. L.P. Kwek is due to his personal commitments. He does not have any disagreement with the Board and there is no matter that needs to be brought to the attention of the Company's shareholders.

The Board further announces that:

(a) Mr. Jackson Lee a.k.a. Li Chik Sin ("Mr. Lee") has informed the Board of his intention to step down as the chairman of the Audit Committee though he will remain as a member of the Audit Committee, and accordingly upon the re-election of Mr. Lee as independent non-executive Director of the Company at the AGM, Mr. Teoh Teik Kee shall be appointed as chairman of the Audit Committee of the Company in place of Mr. Lee; and

(b) upon the retirement of Mr. Yeo as executive Director of the Company after the conclusion of the AGM, Mr. Gan Khai Choon shall be appointed as a member of the Remuneration Committee and Nomination Committee of the Company in place of Mr. Yeo.

The Board would like to thank Mr. Yeo, Mr. Wong and Mr. L.P. Kwek for their significant contributions and long service to the Company.

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 20 March 2009

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.